EXHIBIT 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana Gold Inc." or the "Company") and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2019, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee").

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP has full and free access to the Audit Committee.

“Daniel Racine”    “Jason LeBlanc”

President and    Senior Vice President, Finance and
Chief Executive Officer    Chief Financial Officer

February 13, 2020

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive earnings (loss), cash flows and changes in equity, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Mining Properties – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist – Refer to Notes 4, 13 and 22 of the Financial Statements

Critical Audit Matter Description

The Company’s determination of whether an indicator of impairment or impairment reversal exists requires significant management judgment.
While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are future commodity prices (gold), inputs to the consolidated Company’s market capitalization deficiency assessment (specifically, control premiums, industry specific factors and company performance), foreign exchange rates and the discount rate. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of a fair value specialist.

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How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future commodity prices (gold), inputs to the market capitalization deficiency assessment (specifically, control premiums, industry specific factors and company performance), foreign exchange rates and the discount rate in the assessment of indicators of impairment or impairment reversal included the following, among others:

•Evaluated the effectiveness of controls over management’s assessment of indicators of impairment or impairment reversal,
•Evaluated the reasonableness of the foreign exchange rates by comparing our independent research of the forecasted rates to management’s assumed rates,
•With the assistance of a fair value specialist;
◦Evaluated the future commodity prices (gold) by comparing forecasts to third party forecasts,
◦Performed an assessment of the market capitalization to the carrying value of the cash-generating units (“CGUs”) which included; assessing control premiums, industry specific factors and company performance, and
◦Evaluated the reasonableness of the change in discount rate by testing the source information underlying the determination of the discount rate.

Goodwill – Canadian Malartic Cash-Generating Unit (CGU) Refer to Notes 4, 13 and 23 of the Financial Statements

Critical Audit Matter Description

The Company has goodwill associated with its investment in the Canadian Malartic CGU. The Company performs an annual assessment of impairment for goodwill, or more frequently if any event or change in circumstances indicates that the fair value of a CGU may be below its recoverable amount using fair value less cost of disposal.

While there are several assumptions that are required to determine the recoverable amount, the judgments with the highest degree of subjectivity are future gold selling prices, the discount rate, and foreign exchange rates. Given the determination of the fair value less cost of disposal requires management to make significant estimates and assumptions related to forecasts of future revenues (specifically gold prices and potential ounces and land hectares), discount rate, and foreign exchange rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty and modifications to these assumptions have a significant impact on the recoverable amount. This resulted in an increased extent of audit effort, including the involvement of a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future gold selling prices, discount rate, and foreign exchange rates used in the CGU fair value less cost of disposal calculation included the following, among others:

•Evaluated the effectiveness of controls over management’s determination of the future gold selling prices, discount rate, and foreign exchange rates,
•With the assistance of a fair value specialist;
◦Evaluated the reasonableness of the future gold selling prices by comparing forecasts to third party forecasts,
◦Tested the source information underlying the determination of the discount rate,
◦Evaluated the reasonableness of the foreign exchange rates by comparing forecasts to third party forecasts,
◦Developed a range of independent estimates for the discount rate and compared to the discount rate selected by management, and
◦Obtained third party information surrounding in-situ and $/hectare to assess the reasonableness of potential ounces and land hectare forecasts.

"/s/ Deloitte LLP”

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 13, 2020

We have served as the Company's auditor since 1995.
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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated February 13, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"/s/ Deloitte LLP"

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 13, 2020
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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars except for shares and per share amounts)	2019	2018
Revenue (Note 8)	$1,612.2	$1,798.5
Cost of sales excluding depletion, depreciation and amortization	(782.8)	(1,010.0)
Gross margin excluding depletion, depreciation and amortization	$829.4	$788.5
Depletion, depreciation and amortization	(471.7)	(438.3)
Impairment of mining properties and goodwill, net (Note 13)	—	(149.0)
Mine operating earnings	$357.7	$201.2

Expenses
General and administrative	(79.4)	(91.8)
Exploration and evaluation	(10.3)	(13.0)
Share of (loss) earnings of associate (Note 24)	(16.3)	5.5
Other operating income, net (Note 10)	222.4	9.3
Impairment of non-operating mining properties (Note 13)	—	(153.0)
Operating earnings (loss)	$474.1	$(41.8)
Finance costs (Note 12)	(144.2)	(137.4)
Other (costs) income, net (Note 11)	(19.6)	2.5
Earnings (loss) before taxes	$310.3	$(176.7)
Current income tax expense (Note 14)	(95.0)	(138.8)
Deferred income tax recovery (Note 14)	10.3	17.8
Income tax expense, net	$(84.7)	$(121.0)
Net earnings (loss)	$225.6	$(297.7)

Attributable to:
Yamana Gold Inc. equity holders	$225.6	$(284.6)
Non-controlling interests	—	(13.1)
Net earnings (loss)	$225.6	$(297.7)

Earnings (loss) per share attributable to Yamana Gold Inc. equity holders (Note 15)
Basic and diluted	$0.24	$(0.30)

Weighted average number of shares outstanding (in thousands) (Note 15)
Basic	950,266	949,030
Diluted	951,924	949,030
The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2019	2018
Net earnings (loss)	$225.6	$(297.7)

Other comprehensive loss, net of taxes
Items that may be reclassified subsequently to net earnings (loss):
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges (Note 17)	(4.3)	(15.9)
- Reclassification of gains recorded in earnings (Note 17)	9.3	3.4
- Tax Impact on fair value of hedging instruments (Note 14)	0.5	(1.4)
- Time value of options contracts excluded from hedge relationship (Note 17)	(1.3)	5.4
Share of other comprehensive loss from investment in associate (Note 24)	(9.4)	—
	$(5.2)	$(8.5)
Items that will not be reclassified to net earnings (loss):
Changes in the fair value of equity investments at FVOCI	(1.1)	(1.0)
Re-measurement of employee benefit plan	1.3	(1.0)
Total other comprehensive loss	$(5.0)	$(10.5)
Total comprehensive earnings (loss)	$220.6	$(308.2)

Attributable to:
Yamana Gold Inc. equity holders	$220.6	$(294.4)
Non-controlling interests	—	(13.8)
Total comprehensive earnings (loss)	$220.6	$(308.2)
The accompanying notes are an integral part of the consolidated financial statements.
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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2019	2018
Operating activities
Earnings (loss) before taxes	$310.3	$(176.7)
Adjustments to reconcile loss before taxes to net operating cash flows:
Depletion, depreciation and amortization	471.7	438.3
Share-based payments (Note 31)	15.0	5.3
Other costs (income), net (Note 11)	19.6	(2.5)
Finance costs (Note 12)	144.2	137.4
Mark-to-market on financial assets and metal concentrates	(4.7)	17.6
Share of loss (earnings) of associate (Note 24)	16.3	(5.5)
Impairment of mining properties, net (Note 13)	—	302.0
Amortization of deferred revenue on metal purchase agreements (Note 27)	(79.4)	(99.5)
Gain on sale of subsidiaries (Note 10)	(273.1)	(74.2)
Other non-cash expenses (Note 16)	46.2	50.4
Advanced payments received on metal purchase agreements	—	127.8
Environmental rehabilitation obligations paid (Note 29)	(4.3)	(5.3)
Other payments	(8.3)	(6.7)
Cash flows from operating activities before income taxes paid and net change in working capital	653.5	708.4
Income taxes paid	(63.0)	(142.1)
Cash flows from operating activities before net change in working capital	$590.5	$566.3
Net change in working capital (Note 16)	(68.7)	(162.1)
Cash flows from operating activities	$521.8	$404.2
Investing activities
Acquisition of property, plant and equipment	$(331.7)	$(446.9)
Net proceeds on disposal of subsidiaries and other assets	825.0	189.9
Cash used in other investing activities	(61.3)	(72.6)
Cash flows from (used in) investing activities	$432.0	$(329.6)
Financing activities
Dividends paid (Note 30)	$(23.7)	$(19.0)
Interest paid	(84.4)	(76.3)
Financing costs paid on early note redemption (Note 12)	(35.0)	(14.7)
Repayment of revolving credit facility and notes payable (Note 28)	(952.5)	(486.5)
Proceeds from drawdown of revolving credit facility (Note 28)	240.0	460.0
Payment of lease liabilities	(16.8)	—
Proceeds (used in) from other financing activities	(20.1)	2.2
Cash flows used in financing activities	$(892.5)	$(134.3)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(1.0)	3.0
Increase (decrease) in cash and cash equivalents	$60.3	$(56.7)
Cash and cash equivalents, beginning of year	$98.5	$148.9
Cash and cash equivalents classified as held for sale, beginning of year	$—	$6.3
Cash and cash equivalents, end of year	$158.8	$98.5
Supplementary cash flow information (Note 16).
The accompanying notes are an integral part of the consolidated financial statements.
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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In millions of US Dollars)	2019	2018
Assets
Current assets:
Cash and cash equivalents (Note 16)	$158.8	$98.5
Trade and other receivables	3.4	24.3
Inventories (Note 19)	133.4	181.0
Other financial assets (Note 20)	8.5	7.4
Other assets (Note 21)	97.5	118.0
	$401.6	$429.2
Non-current assets:
Property, plant and equipment (Note 22)	5,952.9	6,696.4
Goodwill and other intangible assets (Note 23)	392.2	399.8
Investment in associate (Note 24)	120.3	146.0
Deferred tax assets (Note 14)	80.8	88.5
Other financial assets (Note 20)	15.2	18.9
Other assets (Note 21)	154.2	234.1
Total assets	$7,117.2	$8,012.9

Liabilities
Current liabilities:
Trade and other payables (Note 25)	$219.5	$294.8
Income taxes payable	18.3	32.5
Other financial liabilities (Note 26)	131.1	62.3
Other provisions and liabilities (Note 27)	39.5	106.8
	$408.4	$496.4
Non-current liabilities:
Long-term debt (Note 28)	991.7	1,756.8
Environmental rehabilitation provision (Note 29)	214.7	241.2
Deferred tax liabilities (Note 14)	1,041.4	1,129.3
Other financial liabilities (Note 26)	98.0	76.0
Other provisions and liabilities (Note 27)	143.1	289.2
Total liabilities	$2,897.3	$3,988.9

Equity
Share capital (Note 30)	$7,639.9	$7,636.4
Contributed surplus	21.0	20.4
Accumulated other comprehensive (loss) income	(21.9)	(16.9)
Deficit	(3,453.8)	(3,650.6)
Attributable to Yamana Gold Inc. equity holders	$4,185.2	$3,989.3
Non-controlling interests (Note 32)	34.7	34.7
Total equity	$4,219.9	$4,024.0
Total liabilities and equity	$7,117.2	$8,012.9
Commitments and contingencies (Notes 22, 34 and 35).
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Attributable to Yamana equity holders	Non- controlling interests	Total equity
At December 31, 2017	$7,633.7	$18.0	$2.2	$(3,340.5)	$4,313.4	$133.9	$4,447.3
Impact of adopting IFRS 15	—	—	—	(16.4)	(16.4)	—	(16.4)
Impact of adopting IFRS 9	—	—	(8.8)	8.8	—	—	$—
At January 1, 2018 (restated)	$7,633.7	$18.0	$(6.6)	$(3,348.1)	$4,297.0	$133.9	$4,430.9
Total comprehensive loss
Net loss	—	—	—	(284.6)	(284.6)	(13.1)	(297.7)
Other comprehensive loss	—	—	(9.8)	—	(9.8)	(0.7)	(10.5)
	$—	$—	$(9.8)	$(284.6)	$(294.4)	$(13.8)	$(308.2)
Transactions with owners
Disposal of Brio Gold (Note 6)	—	—	—	—	$—	(101.7)	(101.7)
Disposal of part interest in subsidiary (Note 32)	—	—	—	—	$—	16.0	16.0
Issued on vesting of restricted share units (Note 30)	2.3	(2.3)	—	—	$—	—	—
Vesting restricted share units	—	4.7	—	—	$4.7	0.3	5.0
Dividend reinvestment plan (Note 30)	0.4	—	—	—	$0.4	—	0.4
Dividends (Note 30)	—	—	—	(19.2)	$(19.2)	—	(19.2)
At December 31, 2018	$7,636.4	$20.4	$(16.9)	$(3,650.6)	$3,989.3	$34.7	$4,024.0
Impact of adopting IFRS 16 (Note 5)	—	—	—	(0.3)	(0.3)	—	(0.3)
At January 1, 2019 (restated)	7,636.4	20.4	(16.9)	(3,650.9)	3,989.0	34.7	4,023.7
Total comprehensive earnings
Net earnings	$—	$—	$—	$225.6	$225.6	$—	$225.6
Other comprehensive loss	$—	$—	$(5.0)	$—	$(5.0)	$—	$(5.0)
	—	—	(5.0)	225.6	220.6	—	220.6
Transactions with owners
Disposal of Brio Gold (Note 6)	—	—	—	—	—		—
Disposal of part interest in subsidiary (Note 31)	—	—	—	—	—		—
Issued on vesting of restricted share units (Note 30)	3.4	(3.4)	—	—	—	—	—
Vesting restricted share units	—	4.0	—	—	4.0	—	4.0
Share cancellations (Note 30)	(0.1)	—	—	—	(0.1)	—	(0.1)
Dividend reinvestment plan (Note 30)	0.2	—	—	—	0.2	—	0.2
Dividends (Note 30)	—	—	—	(28.8)	(28.8)	—	(28.8)
At December 31, 2019	$7,639.9	$21.0	$(21.9)	$(3,453.8)	$4,185.2	$34.7	$4,219.9
The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2019 and December 31, 2018
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. At December 31, 2019, the Company's significant projects include the Agua Rica project in Argentina.

On April 15, 2019, the Company entered into a definitive agreement to sell its 100% owned Chapada copper-gold mine located in Brazil to Lundin Mining Corporation ("Lundin"), and completed the sale on July 5, 2019. Refer to Note 6 for further details.

2. BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2019.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value as explained in Note 3. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The functional and presentation currencies of the Company and all its subsidiaries is the United States Dollar ("US Dollar"), and all values herein are rounded to the nearest million except where otherwise indicated. References to ARS, BRL, C$, and CLP are to Argentine Pesos, Brazilian Reais, Canadian Dollars and Chilean Pesos, respectively.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 13, 2020.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

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The principal subsidiaries of the Company as at December 31, 2019 were as follows:

Legal Entity	Location	Ownership interest	Mining properties and projects owned
Minera Meridian Ltda.	Chile	100.0%	El Peñón mine
Jacobina Mineração e Comércio Ltda.	Brazil	100.0%	Jacobina mine
Estelar Resources Ltd.	Argentina	100.0% (i)	Cerro Moro mine
Minera Florida Ltda.	Chile	100.0%	Minera Florida mine
Minera Agua Rica Sucursal Ltda.	Argentina	100.0%	Agua Rica project
Suyai del Sur S.A.	Argentina	100.0%	Suyai project
Agua De La Falda S.A.	Chile	57.6%	Jeronimo project
(i)Refer to discussion at Note 32.

(b) Investments in Associates and Joint Arrangements

These consolidated financial statements also include the following joint arrangement and investment in associate:

Associates and joint arrangements	Location	Ownership interest	Classification and accounting method	Mining properties and projects owned
Canadian Malartic	Canada	50.0%	Joint operation, consolidate Yamana's share	Canadian Malartic mine
Leagold Mining Corporation (Note 37)	Brazil, Mexico	20.4%	Associate, equity method	Los Filos, RDM, Fazenda, Pilar and Santa Luz mines

A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing the control. A joint operation is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenues and expenses of the joint arrangement. The Company's 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec (collectively "Canadian Malartic"), has been accounted for as a joint operation.

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. The Company concluded that it has significant influence over its investment in Leagold through the level of ownership of voting rights and representation on Leagold's board of directors.

The Company accounts for its investment in associate using the equity method. Under the equity method, the Company’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings/loss and other comprehensive earnings/loss of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in associate also includes any long-term debt interests which, in substance, form part of the Company's net investment. The Company’s share of the associate's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings or losses of its associate are recognized in net earnings during the period. Dividends and repayment of capital received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associate are recognized only to the extent of unrelated investors’ interests in the associate. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associate are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an
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impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings/loss in the period in which the reversal occurs.

(c) Foreign Currency Translation

The functional and presentation currency of the Company and each of its subsidiaries, associate and joint operation is the US Dollar. In preparing the financial statements of the individual companies, transactions in currencies other than the Company’s functional currency ("foreign currencies") are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings (loss). Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company's consolidated statement of operations.

(d) Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in earnings.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

(e) Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units ("CGUs") expected to benefit from the synergies of the combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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(f) Impairment and Reversal of Impairment of Non-Current Assets

At each reporting date, the Company reviews the carrying amounts of its mining properties and plant and equipment at the CGU level to determine whether there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss (if any). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company's CGUs are its significant mine sites and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs of disposal ("FVLCD") and value in use ("VIU"). In the absence of market related comparative information, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill (if applicable) and related deferred income tax balances, net of the mine site environmental rehabilitation provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in the statement of operations in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment.

At each reporting date an assessment is made to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of operations and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

(g) Assets and Liabilities Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of operations. Costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group, excluding finance costs and income tax expense. Non-current assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheet.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of operations.

(h) Revenue Recognition

Gold and Silver

The Company sells gold and silver in bullion and doré form to customers, which are all major financial institutions.

Revenue is recognized when control of the gold or silver has transferred to the customer. For bullion sales, this is typically at the point in time when the bullion has been pledged to the customer in writing, which is often at the time it is credited to the metal
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account of the customer. For doré sales, this is typically at the point in time when the customer has received all required confirmations from the Company, which is at the time the doré is shipped from the mine. Following gold or silver being pledged to a customer or the shipment of doré, the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

Revenue is measured at the transaction price agreed under the contract and excludes any amounts collected on behalf of third parties. Payment of the transaction price is due immediately when the metal is transferred to the customer. A receivable is recognized when the metal is transferred to the customer, as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Metal Concentrate

Concentrate is sold to independent smelting companies for extraction of the metal contents, which are predominantly copper, with small quantities of gold and silver.

Revenue from concentrate sales is recognized when control of the concentrate has transferred to the customer, which is typically upon loading of the concentrate onto the shipping vessel for shipment to the customer. At this point in time, the customer has the significant risks and rewards of ownership of the concentrate, and is committed to accept and pay for the concentrate. Although legal title does not pass until receipt of the first provisional payment, the fact that under the contract the customer has the right to process the concentrate as soon as it is received, indicates that the customer has obtained control of the concentrate prior to the transfer of title - i.e. the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the concentrate.

Concentrate sales include provisional pricing features whereby the price is provisional at the time of sale, with the final sales price based on the market price at a future specified date and the final physical attributes (i.e. quantity of contained metals) of the concentrate determined after further processing and assessment. The price adjustments associated with changes in market price and the physical attributes of the concentrate give rise to variability in the consideration the Company will receive from the customer. The variability associated with the change in market prices is accounted for separately as a derivative.

At the point in time that control of the concentrate transfers to the customer, the Company recognizes revenue and a receivable (the latter, because the Company has determined it has an unconditional right to the consideration). Revenue is measured at the amount the Company expects to be entitled to - being the estimate of the price expected to be received upon final invoice (at the end of the quotational period) using the most recently determined estimate of metal quantity and the estimated forward price. The receivable is measured at fair value through profit or loss, and is marked to market through earnings each period prior to final settlement. The period between provisional and final invoicing is typically three to four months. The Company presents changes in the fair value of the receivable arising from provisionally priced contracts in the revenue line in the consolidated statement of operations.

Streaming Arrangements and Advanced Metal Sales

From time to time, the Company enters into arrangements with customers pursuant to which, the Company receives consideration in advance of the delivery of metals.

Under advanced metal sales, the Company receives advanced consideration against the delivery of a fixed quantity of a specified metal over a specified period.

Under streaming arrangements, the Company receives advanced consideration against the delivery of a portion of future metal production referenced to the mine(s) of the Company specified in the contract. In addition to the advanced consideration, the Company may also receive a cash payment as metals are delivered to the customer.

The Company recognizes the advanced consideration as deferred revenue and recognizes the amounts in revenue as it satisfies its performance obligations to deliver metal to the customer over the life of the contract. In contracts for the delivery of gold or silver bullion, this is typically at the point in time when the metal is credited to the metal account of the customer. For copper sales, this is at the point in time when the copper, in the form of copper warrants, is delivered to the customer. Following the crediting of gold or silver to a customer’s metal account or the delivery of copper warrants, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the metal, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis. In advanced metal sales arrangements, this is over the fixed number of ounces specified in the contract. In streaming arrangements, the estimated total quantity of metal expected to be delivered to the customer over the term of the contract is used. Subsequent changes to expected deliveries result in an adjustment to revenue in the year of change to retroactively adjust for the new number of ounces or pounds expected to be delivered under the contract.

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Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statement of operations, unless capitalized to assets under construction in accordance with the Company’s policy on capitalized borrowing costs.

The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

Other Income

Other income arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the income can be measured reliably, on the following bases:

•Interest is recognized using the effective interest method.
•Royalties are recognized on an accrual basis in accordance with the substance of the agreement.
•Dividends are recognized when the shareholder's right to receive payment is established.

(i) Leases

On January 1, 2019, the Company adopted IFRS 16 Leases ("IFRS 16"). The Company adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16, and the impact of changes arising from the adoption of IFRS 16 is disclosed in Note 5.

Identifying a Lease

Policy applicable from January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Company has the right to direct the use of the asset if either:
◦the Company has the right to operate the asset; or
◦the Company has designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of real estate, in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, the Company determined whether the arrangement was or contained a lease based on the assessment of whether:
•Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and
•The arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:
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◦The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;
◦The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
◦Facts and circumstances indicated that it was remote that the other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit or output not equal to the current market price per unit of output.

The Company as a lessee

Policy applicable from January 1, 2019

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in 'property, plant and equipment' and lease liabilities in 'other financial liabilities' in the consolidated balance sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, such as certain IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019

In the comparative period, the Company classified any leases that transferred substantially all of the risks and rewards of ownership as finance leases. Assets held under other leases were classified as operating leases and were not recognized in the Company’s consolidated balance sheet. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

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(j) Financial Instruments

Classification and Measurement of Financial Assets and Financial Liabilities

i) Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost, FVOCI, or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.
The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see b) below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. Refer to c) below for derivatives designated as hedging instruments.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

ii) Financial Liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. See below for financial liabilities designated as hedging instruments.

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Impairment

Non-Derivative Financial Assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the counterparty's credit rating).

For trade receivables that are classified as financial assets at amortized cost, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency operating expenses and capital expenditures.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.
(k) Share-Based Payments

The fair value of the estimated number of share options and restricted share units ("RSUs") awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within General and Administrative expenses in the consolidated statements of operations over the vesting period of the share options and RSUs, with a corresponding increase to equity. The fair value of share options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Share options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

Performance share units ("PSUs") and Deferred share units ("DSUs") are settled in cash. The fair value of the estimated number of PSUs or DSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within general and administrative expenses in the consolidated statements of operations over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and DSUs is re-
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measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

(l) Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the consolidated statements of operations except to the extent it relates to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the consolidated statements of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized based on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and
•Investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains or losses relating to deferred income taxes are included in the deferred income tax expense in the consolidated statements of operations.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m) Inventories

Metal inventories - ore in stockpiles (ore extracted from the mine and available for further processing), work in process (metal in the processing circuit that has not completed the production process), and product inventories (metal in saleable form) are measured at the lower of the cost of production and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation, depletion and amortization including capitalized stripping costs; and an allocation of general and administrative costs. Costs are added to ore in stockpiles at the current mining cost per tonne. As ore is removed for processing, costs are removed based on the accumulated average cost per tonne. Net realizable value is calculated as the estimated selling price at the time of sale based on prevailing and long-term metal prices, less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

Materials and supplies include consumables and other raw materials yet to be used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items, and are valued at the lower of cost and net realizable value. Provisions are recorded to reduce materials and supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the materials or supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Write downs of inventory and reversals of write downs are reported as a component of current period costs.

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(n) Property, Plant and Equipment

Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated environmental rehabilitation costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized according to either the units of production method or on a straight-line basis, to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful life differs. Useful lives of building, plant and equipment items range from two to thirty years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 30 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated	N/A

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, which is the higher of the asset's fair value less costs of disposal or value in use, a provision for impairment is measured and recorded.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful lives of the assets or useful life of the component (e.g. major overhaul) of an asset. Repairs and maintenance expenditures are expensed as incurred.

Exploration and Evaluation Assets, and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized materials contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not-project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, mineral reserve and mineral resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

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Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•Acquiring the rights to explore;
•Establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;
•Determining the optimal methods of extraction and metallurgical and treatment processes;
•Studies related to surveying, transportation and infrastructure requirements;
•Permitting activities; and
•Economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting mineral resource from the assets is demonstrated, which occurs when the activities are designated as a development project and advancement of the project is considered economically feasible. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and remain capitalized. Assessment for impairment is conducted before reclassification.

Depletion commences once a property has reached commercial production. Depletion of mining properties and development costs are calculated and recorded on a units of production basis over the estimated tonnage or recoverable ounces of proven and probable mineral reserves of the mine, and the portion of mineral resources expected to be classified as mineral reserves and economically extracted, which may include mineral resources in each of the measured, indicated and/or inferred mineral resources categories.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that an impairment may be reversed. Costs related to areas of interest abandoned are written off when the decision of abandonment is made. Refer to (f) Impairment and Reversal of Impairment of Non-Current Assets for details of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials in order to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

During the production phase of a mine, stripping is generally considered to create two distinct benefits: (i) the production of inventory and (ii) improved access to ore that is expected to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a “stripping activity asset,” if the following criteria are met: (a) future economic benefits (that is, improved access to the ore body for future extraction) are probable; (b) the component of the ore body for which access will be improved can be accurately identified; and (c) the costs associated with the improved access can be reliably measured. If any of these criteria are not met, the production stripping costs are charged to profit or loss as operating costs as they are incurred.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs. If incidental operations occur at the same time as the production stripping activity, but are not necessary for the production stripping activity to continue as planned, these costs are not included in the cost of the stripping activity asset. If the costs of the inventory produced and the stripping activity asset are not separately identifiable, a production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. This production measure is calculated for the identified component of the ore body, which is based on the specific development phases determined when designing the development plan for the pit. This measure is then used as a benchmark to identify the extent to which the stripping activities have created a future benefit. The Company uses the expected volume of waste extracted for a volume of ore production compared with the actual volume extracted for such volume of ore production to calculate each component. The stripping activity asset is then accounted for as an addition to, or an enhancement of, the applicable mine asset, and is presented as part of “Mining properties” in the Company’s consolidated balance sheets.

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Assets Under Construction

Assets under construction are capitalized as 'Construction in Progress' until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to Construction in Progress. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

(o) Environmental Rehabilitation and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability that have not been reflected in the estimate of the expenditure. The unwinding of the discount is recognized as a finance expense.
Environmental rehabilitation obligations are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations, or when a constructive obligation arises. The costs are estimated based on the Company’s mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations, or changes in legal or regulatory requirements), and are subject to review at regular intervals.
Environmental rehabilitation provisions are initially recorded with a corresponding increase to the carrying amounts of property, plant and equipment, with any subsequent changes to the liability accounted for as changes in the carrying amounts of the related property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.
(p) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets. Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the lesser of mine life or estimated useful life of the intangible asset. The Company reviews the useful life, amortization method and carrying value on a regular basis.

4.  CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. These assumptions, judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Management reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and future periods if the revision affects both current and future periods.
The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
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Mineral Reserve and Mineral Resource Estimates

Key Sources of Estimation Uncertainty

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM ("LOM") plans, which are used for a number of important business and accounting purposes, including: determination of the useful life of property, plant and equipment and measurement of the depreciation expense, capitalization and amortization of stripping costs, exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability, and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets.
Estimated Recoverable Ounces

Key Sources of Estimation Uncertainty

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion of mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Critical Judgements in Applying Accounting Policies

Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.
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Indicators of Impairment and Reversal of Impairment

Critical Judgements in Applying Accounting Policies

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information include the manner in which mining properties and plant and equipment are being used or are expected to be used and indicators of the economic performance of the assets, historical exploration and operating results. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
Impairment and Reversal of Impairment

Key Sources of Estimation Uncertainty

In determining the recoverable amounts of the Company’s mining interests and goodwill, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates. Significant changes in metal price forecasts, estimated future costs of production, capital expenditures, the amount of recoverable reserves, resources, and exploration potential, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.
No impairment losses or reversals of previous impairments were recognized during the year ended December 31, 2019. During the year ended December 31, 2018, the Company recognized a net impairment loss of $302.0 million in respect of the carrying amounts of certain mineral properties and goodwill. Refer to Note 13.
Deferral of Stripping Costs

Key Sources of Estimation Uncertainty

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefits associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2019, the carrying amount of stripping costs capitalized and included in mining properties was $54.2 million (December 31, 2018: $257.5 million).

Environmental Rehabilitation Provision

Key Sources of Estimation Uncertainty

Given the nature of its operations, the Company incurs obligations to close, restore and rehabilitate its sites. Closure and rehabilitation activities are governed by a combination of legislative requirements and Company policies. The Company’s environmental rehabilitation provision represents management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

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Revenue Recognition: Application of Variable Consideration Constraint

Key Sources of Estimation Uncertainty

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis using the expected quantity of metal (ounces for gold and silver and pounds for copper) that will be delivered over the term of the contract, which is based on geological reports and the Company’s LOM plan at contract inception. As subsequent changes to the expected quantity of metal to be delivered triggers a retrospective adjustment to revenue, management is required to estimate the ounces or pounds to be included in the denominator that will be sufficient such that subsequent changes are not expected to result in a significant revenue reversal. Accordingly, management includes reserves and portion of resources, which management is reasonably confident are transferable to reserves, in the calculation. With this approach, the Company considers that it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue.

Deferred Revenue

Critical Judgements in Applying Accounting Policies

Significant judgements are required in determining the appropriate accounting treatment for metal transactions entered into by the Company. With respect to the Company's current streaming arrangements, management has determined that based on the agreements, the counterparties assume significant business risk and rewards associated with the timing and amount of metals being delivered. As such, the deposits received from the counterparties have been recorded as deferred revenue in the consolidated balance sheet. Additionally, the Company has determined that the transactions are not financial liabilities as; based on the specific rights and obligations set out in the agreements, under no circumstances will the delivery obligations be satisfied with cash. Refer to Note 27 for additional information.

Joint arrangements

Critical Judgements in Applying Accounting Policies

Judgement is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgement, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.
Management evaluated its joint arrangement with Agnico Eagle Mines Limited, whereby both parties acquired 50.0% of the shares of Osisko (now Canadian Malartic) in accordance with the requirements in IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party; (ii) The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) If the selling price drops below cost, the joint operators are required to cover any obligations Canadian Malartic cannot satisfy.

Determination of Assets Held for Sale and Discontinued Operations

Critical Judgements in Applying Accounting Policies

Judgement is required in determining whether an asset or disposal group should be classified as held for sale. An asset or disposal group should be classified as held for sale when it is available for immediate sale in its present condition and its sale is highly probable. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

Management also applies judgement to determine whether a component of the Company that either has been disposed of, or is classified as held for sale, meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. This determination was applied to the sale of the Chapada mine in 2019. Given that the Company will continue to operate in Brazil after the disposal of Chapada and following the analysis of other factors, the Company concluded that Chapada was not a separate major line of business or geographical area of operation, thus it was not considered to be a discontinued operation.
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Income Taxes

Critical Judgements in Applying Accounting Policies

Interest and penalties related to income taxes: The determination of whether interest and penalties relating to income taxes are classified with income taxes and accounted for under IAS 12 Income Taxes or classified and accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires management to make certain judgements as to the substance of the amounts incurred. If an amount was based on taxable profit and therefore meets the definition of an income tax, it should be classified with income taxes or if it was based on another measure, such as compensation for the time value of money, it should be classified outside of income taxes. Based on an assessment of the specific facts and circumstances in which interest and penalties relating to the Company’s Brazilian tax liabilities were incurred, management determined that such interest and penalties are within the scope of IAS 12 because they are in substance, part of a larger tax assessment rather than resulting from delayed payment. The amounts are therefore, included in the tax expense line item in the Company’s consolidated statement of operations. For the year ended December 31, 2019, such interest and penalties included in tax expense were $0.2 million (2018: $35.8 million).

Key Sources of Estimation Uncertainty

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible, and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Contingencies

Key Sources of Estimation Uncertainty

Due to the size, nature and complexity of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that the Company’s estimates of the future resolution of these matters changes, the effects of the changes will be recognized in the Consolidated Financial Statements. Refer to Note 35 for further discussion on contingencies.

Inventory Valuation

Key Sources of Estimation Uncertainty

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold contained therein, and in determining the remaining costs of completion to bring inventory to its saleable form. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories

Further, in determining the net realizable value of ore in stockpiles, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write down of the carrying amounts of the Company’s work in process and ore in stockpiles inventory. During the year ended December 31, 2019, the Company recorded a write down of $0.7 million, as a result of the carrying amount of certain inventory exceeding net realizable value (2018: write down of $13.8 million). Refer to Note 19.

Commencement of Commercial Production

Critical Judgements in Applying Accounting Policies

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Recognition of revenue and the depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were
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assessed over a reasonable period to make this determination. A factor of 70% of planned output and/or design capacity measures was utilized in determining the appropriate timing. The Company determined that the Cerro Moro mine in Argentina was capable of operating at levels intended by management effective June 26, 2018.

5. RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of IFRS 16 Leases

On January 1, 2019, the Company adopted IFRS 16. IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments. IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and are replaced by a model where a right-of-use asset and a corresponding liability are required to be recognized for leases identified, with limited exceptions for short-term leases and leases of low value assets. (Details of these new lease requirements are described in the Company's new accounting policy set out in Note 3). The impact of the adoption of IFRS 16 on the Company's consolidated financial statements is described below.

The Company has adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated as permitted under the specific transitional provisions in IFRS 16. The reclassifications and adjustments arising from the new leasing rules are recognized in the opening consolidated balance sheet on January 1, 2019.

i) Impact on the Company's consolidated financial statements

On transition to IFRS 16, the Company recognized an additional $41.5 million of right-of-use assets and $41.8 million of lease liabilities, recognizing the difference in retained deficit.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 9.65%.

January 1, 2019
Operating lease commitments disclosed as at December 31, 2018 (Note 34)	$14.8
Discounted using the incremental borrowing rate at January 1, 2019	$12.5
Less: Short-term leases recognized on a straight-line basis as an expense	(1.0)
Add: Embedded leases identified in existing service contracts	36.5
Less: Other related to variable payments not based on an index or a rate	(6.2)
Lease liabilities recognized at January 1, 2019 (i)	41.8
Current	$18.7
Non-current	$23.1
$41.8
(i)Lease liabilities are included in Other Financial Liabilities on the consolidated balance sheet.

The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated balance sheet on December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Right-of-use assets are included in property, plant and equipment on the consolidated balance sheet. The right-of-use assets recognized upon adoption of IFRS 16 relate to the following types of assets:

As at,	January 1, 2019
Properties	$5.3
Vehicles	17.0
Equipment	19.2
$41.5

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Segment assets and segment liabilities at December 31, 2019 increased as a result of the change in accounting policy. The following segments were affected by the change in policy:

	Segment assets	Segment liabilities
Canadian Malartic	$1.8	$1.9
Jacobina	7.4	7.3
Cerro Moro	14.5	15.2
El Peñón	10.4	9.4
Minera Florida	1.9	1.8
Corporate and other	7.3	7.9
	$43.3	$43.5

ii) Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
•the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Refer to Note 3 for a description of the new accounting policy applied by the Company as a result of adoption of IFRS 16.

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2019. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

6. DIVESTITURES

Chapada

On July 5, 2019, the Company completed the sale of the Chapada mine to Lundin Mining Corporation and received total consideration of $856.2 million, net of transaction costs of $5.8 million. The consideration was comprised of $800.0 million in cash received upon closing of the transaction, $54.0 million being the fair value ascribed to the Gold Price Instrument (refer below), and $8.0 million, being the fair value ascribed to a 2% net smelter return royalty on gold production from the Suruca deposit. The Company also received the right to receive a further $100.0 million of consideration, contingent upon the construction of a pyrite roaster at Chapada. The gain on sale of Chapada was impacted by the final settlement associated with the working capital delivery of $33.0 million, as anticipated. The Company recorded a $273.1 million gain on sale, as calculated below.

The Gold Price Instrument entitled the Company to additional cash payments of up to $125.0 million based on the price of gold over the five-year period from the date of closing, as follows:
•$10.0 million per year for each year over the next 5 years where the gold price averages over $1,350/oz, up to a maximum cash payment of $50.0 million;
•An additional $10.0 million per year for each year over the next 5 years where the gold price averages over $1,400/oz, up to a maximum cash payment of $50.0 million; and
•An additional $5.0 million per year for each year over the next 5 years where the gold price averages over $1,450/oz, up to a maximum cash payment of $25.0 million.

On September 16, 2019, the Company monetized the Gold Price Instrument, selling to a third party for consideration of $65.5 million, recognizing an $11.5 million gain on sale.

Included in "Net proceeds on disposal of subsidiaries and other assets" in the Company's consolidated statement of cash flows are the proceeds received on the sale of Chapada and the $65.5 million received on the sale of the Gold Price Instrument, net of the impact of the aforementioned working capital delivery.

At April 15, 2019, the sale was considered highly probable; therefore, the assets and liabilities of Chapada were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively, in the
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Company's balance sheet at June 30, 2019. As the consideration expected to be received in the transaction exceeded the carrying amount, no impairment was required upon reclassification.

Gualcamayo and Related Argentinian Exploration Properties

As part of ongoing strategic and technical reviews of its asset portfolio, in December 2017 the Company committed to a formal plan to dispose of the Gualcamayo mine and related exploration properties in Argentina (“Gualcamayo”) and initiated an active program to sell Gualcamayo. As the sale was considered highly probable at December 31, 2017, the assets and liabilities of Gualcamayo were classified as assets and liabilities (a disposal group) held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Gualcamayo was re-measured to its recoverable amount, being its FVLCD, the estimate of which, was supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples. As a result, the Company recorded an impairment loss of $356.5 million in relation to Gualcamayo for the year ended December 31, 2017.

On October 25, 2018, the Company entered into a definitive purchase agreement to sell its 100% interest in the Gualcamayo to Mineros S.A. ("Mineros") for consideration comprising: (i) $30.0 million in cash, payable at closing; (ii) An additional $30.0 million in cash upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped mineral resource below the existing oxide gold mineralization at Gualcamayo; (iii) A 2% net smelter return royalty (“NSR”) at Gualcamayo on metal produced after the initial 396,000 ounces, capped at $50.0 million (excluding products produced from the Deep Carbonates Project); and (iv) A 1.5% uncapped NSR on products produced from the Deep Carbonates project.

Separately, the Company also agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa project, located in Chile, over an earn-in period of four years (subject to extension for certain unexpected contingencies) and then the remaining 49% interest pursuant to a call option.

As the estimated consideration was lower than the carrying value of Gualcamayo, the Company recorded an impairment loss of $75.0 million in the quarter ended September 30, 2018.

The sale of the Gualcamayo mine was completed on December 14, 2018 and the Company received total consideration of $82.5 million, net of transaction costs of $1.5 million. The Company recognized a $2.6 million gain on sale, as calculated below.

Brio Gold

On May 24, 2018, the Company completed the sale of its 53.6% controlling interest in Brio Gold to Leagold Mining Corporation ("Leagold") and received total consideration of $146.1 million, net of transaction costs of $1.5 million. The consideration was comprised of $140.5 million of Leagold common shares ("Leagold Shares"), representing approximately 20.5% of Leagold's issued and outstanding common shares at the closing date and $7.1 million of Leagold share purchase warrants, which entitle the Company to purchase one Leagold Share at a price of C$3.70 for a period of two years from May 24, 2018. The Leagold Shares were measured based on the 3-day volume weighted average trading price of Leagold Shares on the Toronto Stock Exchange ("TSX") as at May 23, 2018, and must be held for a minimum period of 12 months, subject to certain exceptions. The Leagold share purchase warrants were valued using the Black-Scholes option-pricing model.

During the first quarter of 2018, the Company concluded that the assets and liabilities of Brio Gold met the criteria for classification as a disposal group held for sale, and accordingly, the assets and liabilities of Brio Gold were presented separately in the Company's consolidated balance sheet as at March 31, 2018 as current assets and current liabilities, respectively. The Company recorded an impairment loss upon initial classification as held for sale, and a further impairment loss at March 31, 2018 to write the carrying amount of the disposal group down to its fair value less costs to sell ("FVLCS") for a combined impairment write down of $181.0 million ($175.0 million net of tax) in the three months ended March 31, 2018. The FVLCS was estimated based on the consideration expected to be received in the sale transaction using the Leagold share price per the TSX on the dates of the respective write downs, a level 1 input per the fair value hierarchy.

Upon disposal of Brio Gold on May 24, 2018, the Company recognized a $32.0 million gain, as calculated below.

Canadian Exploration Properties

On March 29, 2018, the Company completed the sale of certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Canadian Exploration Properties”) to Agnico Eagle Mines Limited (“Agnico”) for total cash consideration of $162.5 million. The Transaction was structured as a sale of assets by CMC (in which the Company holds a 50% indirect interest) pursuant to which Agnico acquired all of the Company's indirect 50% interest in the Canadian exploration assets of CMC.

At December 31, 2017, the sale was considered highly probable and accordingly, the assets and liabilities of the Canadian Exploration Properties were classified as assets and liabilities held for sale and presented separately under current assets and
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current liabilities, respectively. No impairment loss was recognized on reclassification to held for sale, as the FVLCD was higher than the carrying amount of the assets based on the sale price in the agreement. Upon sale, the Company recognized a gain of $39.0 million, which is included in other operating income (expenses), net in the consolidated statement of operations for the year ended December 31, 2018.

The gains on disposal of Chapada (2019), Brio Gold (2018) and Gualcamayo (2018) were calculated as below:

	Chapada	Brio Gold	Gualcamayo
Total consideration including working capital adjustments (net of transaction costs)	$856.2	$146.1	$82.5
Net assets sold and derecognized:
Cash and cash equivalents	$43.1	$5.4	$1.5
Trade and other receivables	0.5	1.4	7.5
Inventories	31.4	42.0	60.8
Other financial assets	—	1.5	0.8
Other assets	157.4	16.1	11.8
Property, plant and equipment	670.0	337.7	67.9
Deferred tax assets	—	5.3	—
Goodwill and intangibles	—	—	1.4
Trade and other payables	(31.9)	(54.1)	(31.1)
Income taxes payable	(18.2)	(3.3)	—
Other financial liabilities	—	(19.4)	(1.3)
Other provisions and liabilities	(150.5)	(14.5)	(9.7)
Debt	—	(73.0)	—
Environmental rehabilitation provisions	(58.7)	(34.2)	(29.7)
Deferred tax liabilities	(60.0)	—	—
Net assets	$583.1	$210.9	$79.9
Other comprehensive income	—	4.9	—
Non-controlling interests	—	(101.7)	—
Net assets attributable to Yamana	$583.1	$114.1	$79.9
Gain on disposal (Note 10)	$273.1	$32.0	$2.6

The gains on disposal are included in other operating income, net in the consolidated statement of operations for the respective year ends.

The results of Chapada, Gualcamayo and Brio Gold up to their disposal dates are included in the "Other Mines" operating segment in Note 7, and the Canadian Exploration Properties were included in the Canadian Malartic segment.

7. SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. Accordingly, in the current period, the Chapada mine, which was disposed of on July 5, 2019, has been included in the "Other Mines" segment. Comparatives have been updated to reflect the change in presentation adopted in the current period. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

Significant information relating to the Company's reportable segments is summarized in the tables below:

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	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate and other (ii)	Total
Property, plant and equipment at December 31, 2019	$1,082.9	$917.6	$866.1	$571.2	$292.6	$—	$2,222.5	$5,952.9
Total assets at December 31, 2019	$1,646.2	$952.7	$955.5	$612.5	$317.1	$—	$2,633.2	$7,117.2
Total liabilities at December 31, 2019	$415.7	$269.0	$112.3	$210.5	$94.0	$—	$1,795.8	$2,897.3

Capital expenditures for the year ended December 31, 2019	$82.7	$61.7	$43.4	$49.7	$34.3	$35.8	$24.1	$331.7

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate and other (ii)	Total
Property, plant and equipment at December 31, 2018	$1,160.4	$907.3	$917.6	$585.7	$282.9	$658.3	$2,184.2	$6,696.4
Total assets at December 31, 2018	$1,686.8	$951.7	$1,033.6	$646.3	$305.7	$819.6	$2,569.2	$8,012.9
Total liabilities at December 31, 2018	$436.3	$232.0	$89.1	$158.9	$92.0	$263.9	$2,716.7	$3,988.9

Capital expenditures for the year ended December 31, 2018	$81.8	$47.5	$87.6	$50.8	$60.7	$88.3	$30.2	$446.9
(i)Other mines includes Chapada (divested July 2019) for 2019 periods and reporting dates, and Chapada, Gualcamayo (divested December 2018) and Brio Gold (divested May 2018) for 2018 periods and reporting dates.
(ii)"Corporate and other" includes advanced stage development projects, exploration properties, corporate entities, the Company's investment in associate and Agua Rica with total assets of $1,156.5 million (December 31, 2018: $1,146.9 million). On March 7, 2019, Yamana entered into an integration agreement with Glencore International AG ("Glencore") and Goldcorp Inc., now Newmont Corporation ("Newmont") (the three parties collectively, "the Parties") pursuant to which, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of the Alumbrera mine, given their close proximity. The integration agreement provides the Parties with a path to a full integration of the Agua Rica project and the Alumbrera mine both technically and legally. The Parties are currently advancing the technical work to facilitate the permitting and dialogue with communities and stakeholders, performing confirmatory due diligence, finalizing binding agreements with government stakeholders and finalizing the legal integration structure. In respect of the contribution of the Parties, Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Newmont will contribute their respective 50% and 37.5% interests in Alumbrera. The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the integration project, and which may include a going public transaction.

For the year ended December 31, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other mines (ii)	Corporate and other	Total
Revenue	$460.5	$224.0	$299.6	$297.0	$103.8	$227.3	$—	$1,612.2
Cost of sales excluding DDA (i)	(198.9)	(94.9)	(153.8)	(153.4)	(70.6)	(111.2)	—	(782.8)
Gross margin excluding DDA	$261.6	$129.1	$145.8	$143.6	$33.2	$116.1	$—	$829.4
DDA	(135.4)	(56.7)	(121.7)	(102.0)	(35.7)	(11.9)	(8.3)	(471.7)
Segment income (loss)	$126.2	$72.4	$24.1	$41.6	$(2.5)	$104.2	$(8.3)	$357.7
Other expenses (iii)								(47.4)
Earnings before taxes								$310.3
Income tax expense								(84.7)
Net earnings								$225.6

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For the year ended December 31, 2018	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other mines (ii)	Corporate and other	Total
Revenue	$447.6	$179.4	$126.8	$253.6	$102.6	$688.5	$—	$1,798.5
Cost of sales excluding DDA (i)	(200.4)	(95.7)	(66.1)	(171.0)	(74.7)	(402.1)	—	(1,010.0)
Gross margin excluding DDA	$247.2	$83.7	$60.7	$82.6	$27.9	$286.4	$—	$788.5
DDA	(137.8)	(41.4)	(49.1)	(92.9)	(39.2)	(69.9)	(8.0)	(438.3)
(Impairment) reversal of impairment of mining properties and goodwill	(45.0)	150.0	—	—	(151.0)	(103.0)	—	(149.0)
Segment income (loss)	$64.4	$192.3	$11.6	$(10.3)	$(162.3)	$113.5	$(8.0)	$201.2
Other expenses (iii)								(377.9)
Loss before taxes								$(176.7)
Income tax expense								(121.0)
Net loss								$(297.7)
(i)Depletion, depreciation and amortization ("DDA").
(ii)Other mines includes Chapada (divested July 2019) in 2019, and Chapada, Gualcamayo (divested December 2018) and Brio Gold (divested May 2018) for 2018.
(iii)Other expenses are comprised of general and administrative expenses, exploration and evaluation expenses, share of (loss) earnings of associate, other operating income, net, finance costs, other (costs) income net, and expenses related to impairment of non-operating mining properties as per the consolidated statement of operations.

Information about Geographical Areas

Revenue is attributed to regions based on the source location of the product sold.

For the years ended December 31,	2019	2018
Canada	$460.5	$447.5
Chile	400.8	356.2
Brazil	451.3	748.7
Argentina	299.6	246.1
Total revenue	$1,612.2	$1,798.5

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2019	2018
Canada	$1,863.9	$1,910.0
Chile	1,341.0	1,348.4
Brazil	949.2	1,704.6
Argentina	2,447.7	2,497.0
United States	33.0	32.6
Total non-current assets	$6,634.8	$7,492.6

Information about Major Customers

The Company sells its metals through the corporate office to major metal exchange markets or directly to major Canadian financial institutions and to smelters. Given the nature of the Company's products, there are always willing market participants ready to purchase the Company's products at the prevailing market prices.
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The following table presents sales to individual customers that exceeded 10% of annual metal sales for the following periods:

For the years ended December 31,	2019	2018
Customer (i)
1	$371.8	$360.4
2	320.5	343.9
3	275.0	270.5
4	192.3	229.6
5	—	182.3
Total sales to customers exceeding 10% of annual metal sales	$1,159.6	$1,386.7
Percentage of total metal sales	71.9%	77.1%
(i)A balance is only included for a customer in each year where total sales to that customer exceeded 10% of annual metal sales in the period.

8.  REVENUE

Disaggregation of Revenue

The following table disaggregates revenue by metal:

For the years ended December 31,	2019	2018
Gold	$1,262.8	$1,357.6
Silver	178.5	107.6
Copper	162.7	340.1
Total revenue from contracts with customers	$1,604.0	$1,805.3
Provisional pricing adjustments (i)	8.2	(6.8)
Total revenue	$1,612.2	$1,798.5
(i) Amount represents the provisional pricing adjustments related to silver and copper concentrate from the Cerro Moro and Chapada mines, respectively.

Transaction Price Allocated to the Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue amounts relating to the Company's streaming arrangements and advanced metal sales agreement that will be invoiced and recognized as revenue in future periods. The Company applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
At December 31, 2019 the aggregate amount of the revenue allocated to unsatisfied performance obligations was $89.2 million.
The Company expects to recognize approximately $11.7 million of this revenue over the next 12 months and the remainder over a period of approximately 6 years.

9.  EMPLOYEE COMPENSATION AND BENEFITS EXPENSES

Employee compensation and benefits expense included in the statement of operations is as follows:

For the years ended December 31,	2019	2018
Wages and salaries	$174.5	$214.2
Social security, pension and government-mandated programs (i)	77.2	96.7
Other benefits (ii)	20.1	15.4
Total employee compensation and benefits expenses	$271.8	$326.3
(i)Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $5.9 million (2018: $7.9 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2019, contributions of $2.6 million due in respect of the 2019 reporting period (2018: $3.7 million) had not been paid over to the plans but were paid subsequent to the end of the year.
(ii)Included in Other benefits are share-based payment transactions. Refer Note 31 for further information.

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10. OTHER OPERATING INCOME, NET

For the years ended December 31,	2019	2018
Change in provisions (i)	$6.8	$12.9
Write-down of tax recoverables and other assets	25.6	25.6
Gain on sale of subsidiaries (Note 6)	(273.1)	(73.7)
Loss (gain) on sale of other assets	2.4	(3.6)
Mark-to-market loss (gain) on deferred share compensation	3.3	—
Net mark-to-market (gain) loss on investments	(1.9)	9.8
Reorganization costs	3.8	10.1
Other expenses (ii)	10.7	9.5
Other operating income, net	$(222.4)	$(9.3)
(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)Other expenses is comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and legal expenses. In 2018, other expenses also included $7.2 million of business transaction costs.

11. OTHER COSTS (INCOME), NET

For the years ended December 31,	2019	2018
Finance income	$(2.2)	$(2.6)
Net gain on derivatives	(7.2)	(9.4)
Net foreign exchange loss	29.0	9.5
Other costs (income), net	$19.6	$(2.5)

12. FINANCE COSTS

For the years ended December 31,	2019	2018
Unwinding of discounts on provisions	$11.1	$16.7
Interest expense on long-term debt	71.8	75.6
Financing costs paid on early note redemption (Note 28)	35.0	14.7
Interest expense on lease liabilities (Note 34)	4.4	—
Amortization of deferred financing, bank, financing fees and other finance costs (i)	21.9	30.4
Finance costs	$144.2	$137.4
(i)Included in other finance costs for the years ended December 31, 2019 and 2018 is $9.4 million and $16.0 million, respectively, of non-cash interest expense related to the financing component of deferred revenue contracts.

13. IMPAIRMENT AND REVERSAL OF IMPAIRMENT

In the fourth quarter of 2019, the Company reviewed its CGUs for indicators of impairment or impairment reversal and performed the annual impairment test for the Canadian Malartic CGU to which goodwill has been allocated. No indicators of impairment or impairment reversal were identified at any of the Company's CGUs, and no impairment was identified based on the impairment test performed for the Canadian Malartic CGU.

For the year ended December 31, 2018, the Company's net impairment expense in respect of the following CGUs was as follows:

	2018
	Operating mining properties	Non-operating mining properties	Goodwill (i)	Total
Brio Gold	$103.0	$78.0	$—	$181.0
Gualcamayo	—	75.0	—	75.0
Jacobina	(150.0)	—	—	(150.0)
Minera Florida	151.0	—	—	151.0
Canadian Malartic	—	—	45.0	45.0
Net impairment loss	$104.0	$153.0	$45.0	$302.0
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(i)The goodwill impairment pertaining to Canadian Malartic and is included in the impairment of operating mines line in the consolidated statement of operations.

2018 Impairments (Impairment Reversal)

Jacobina

The Company recorded an impairment of its Jacobina mine in 2014. The impairment was the result of the average processing rate declining to below 4,000 tonnes per day with life of mine plans contemplating a processing rate at less than 60% of capacity. Additionally, the mine experienced dilution controls issues resulting in lower than expected grades and higher costs leading to an impairment charge. Following several years of improvements to the life of mine plans, the Company considered the following factors to be an indicator of reversal of the previous impairment charge:
•A significant increase in mineral reserves and mineral resources for 2018, which both extended the life of the mine and improved the life of mine models.
•A second consecutive year of meaningful improvements, leading to a record production closer to long-term goal of 150,000 ounces per year.
•A reduction in costs to expected levels benefiting from the higher production and continuous cost reduction initiatives.
•Milling rates in excess of 95% of plant capacity reaching a sustainable level, following plant optimization initiatives including the commissioning of the advanced control system in the third quarter, which enhanced plant stability. A modest investment in 2019 is expected to increase processing capacity further.
•During the year, the Company developed underground areas and surface stockpiling, and achieved the goals of one month ahead of ready-to-blast tonnage and additional five months of ready to drill ore.

As a result, an assessment was performed for the Company's Jacobina CGU, and it was determined that the recoverable amount, representing the CGU’s FVLCD, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2014, which was limited to the carrying amount of the Jacobina CGU that would have been determined had no impairment charge been recognized in prior years, net of depletion, depreciation and amortization charges.

Minera Florida

During 2018, the Minera Florida mine experienced lower production at higher than expected unit costs. As part of the Company’s annual process, in the fourth quarter of 2018 an updated life of mine (“LOM”) plan was developed, the focus of which, was to right-size the operation at a sustainable production level (similar to the approach taken at El Peñón and Jacobina in the past). The focus of the new life of mine plan is to maximize operating margins and to advance mine development and mineral reserve delineation to deliver mine flexibility and scope for future potential production increases, driven by either throughput or grade.
The Company considered the decreased mine profitability resulting from the updated LOM plan and the impact of the LOM plan on the value of exploration potential and land interest; along with the anticipated disposal of certain exploration land holdings of the Minera Florida CGU not contiguous to the area of the mine, to be indicators of impairment.
As a result, an assessment was performed for the Company’s Minera Florida CGU, and it was determined that the carrying amount of the CGU exceeded its recoverable amount, representing the CGU’s FVLCD. This resulted in a non-cash accounting impairment of $151.0 million being recognized in the consolidated statement of operations.
The optimization of operations also prompted the review of a detailed plan for future exploration during the fourth quarter, both from a budget and a strategic perspective. As the land holdings of the Minera Florida CGU are significant in size and breadth, rationalization of the portfolio presented the opportunity to save on the ongoing maintenance and licensing costs that are currently incurred. The value attributable to the land arose from a purchase price allocation associated with its acquisition.
Canadian Malartic

On June 16, 2014, the Company acquired a 50% interest in the Canadian Malartic mine. Goodwill of $427.6 million was recognized. As a result of the deferred income tax liability recognized in purchase accounting, an additional "gross up" of the fair value of the acquired assets is required, which resulted in the recognition of goodwill. As goodwill is tested annually for impairment and not amortized, unless the mine as a CGU can continuously replenish mineral reserves and mineral resources, it may result in the gradual impairment of goodwill. As at December 31, 2018, the FVLCD of Canadian Malartic exceeded the mine's book value. However, the sum of the carrying value of the Canadian Malartic CGU and goodwill from its acquisition was deemed to be in excess of the FVLCD of the Canadian Malartic CGU by $45.0 million, due to the 2018 mineral depletion. The impairment represents approximately 10% of the total goodwill balance.

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Gualcamayo

The fair value of the consideration receivable in the transaction with Mineros (see Note 6), which was in line with market valuations for comparable assets in Argentina, and reflective of the commodity price environment at the time; was approximately $85.0 million. Accordingly, the Company recorded an impairment loss of $75.0 million in the period ended September 30, 2018 to write the carrying amount of the disposal group down to its FVLCS. The Company recognized a gain of $2.6 million upon closing of the sale on December 14, 2018, resulting from movements in Gualcamayo's balance sheet, including taxes, prior to disposal.

Brio Gold

During the first quarter of 2018, the assets and liabilities of Brio Gold were classified as assets and liabilities (a disposal group) held for sale (see Note 6). The Company recorded an impairment loss upon initial classification of Brio Gold as held for sale, and a further impairment loss at March 31, 2018 to write the carrying amount of the disposal group down to its FVLCS for a combined impairment write down of $181.0 million ($175.0 million net of tax) in the three months ended March 31, 2018. The FVLCS was estimated based on the consideration expected to be received in the sale transaction using the Leagold share price per the TSX on the dates of the respective write downs, a level 1 input per the fair value hierarchy.

The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however, the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization as at December 31, 2019 was below the carrying value of the net assets, the Company believes that its share price does not impact its ability to generate cash flows from its assets which support the net book values on a discounted cash flow basis.

Impairment Testing: Key Assumptions

The determination of FVLCD, with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Production volumes: In calculating the FVLCD, the production volumes incorporated into the cash flow models based on detailed life of mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.
•Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated long-term gold, silver and copper prices of $1,350 per ounce (2018: $1,300 per ounce), $17.50 per ounce (2018: $19.00 per ounce) and $3.04 per pound (2018: $3.00 per pound) respectively, have been used to estimate future revenues.
•Discount rates: In calculating the FVLCD, a real post-tax discount rate of 3.75% (2018: 4.50%) based on the Company's weighted average cost of capital (“WACC”). The WACC used in the models is in real terms, consistent with the other assumptions in the models.
•Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values. In the current year, there was a depreciation in the long-term rates of the local currencies in which the Company operates.

The Company performed a sensitivity analysis on key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of the Canadian Malartic CGU to exceed its recoverable amount.

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14. INCOME TAXES

Income Tax Expense (Recovery)

For the years ended December 31,	2019	2018
Current tax expense (recovery)
Current tax expense in respect of the current year	$91.8	$97.5
Adjustment for prior periods	1.6	35.0
Impact of foreign exchange	0.7	3.8
Interest and penalties	0.9	2.5
	$95.0	$138.8

Deferred income tax (recovery) expense
Deferred income tax recovery recognized in the current year	$(30.3)	$(158.4)
Adjustment for prior periods	2.9	(7.5)
Impact of foreign exchange	17.1	148.1
	$(10.3)	$(17.8)
Net income tax expense	$84.7	$121.0

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the consolidated statements of operations:

For the years ended December 31,	2019	2018
Earnings (loss) before income taxes	$310.3	$(176.7)
Canadian statutory tax rate (%)	26.5%	26.5%
Expected income tax expense (recovery)	82.2	(46.8)
Impact of higher foreign tax rates (i)	42.2	20.0
Impact of change in enacted tax rates (ii)(iii)	6.3	(5.0)
Permanent differences	(63.2)	38.8
Change in recognition of deferred tax assets	(20.6)	26.4
Foreign exchange and other translation amounts	(11.0)	32.2
True-up of tax provisions in respect of prior years	4.5	27.5
Withholding taxes	6.7	8.7
Mining taxes on profit	29.1	14.3
Planned distribution of foreign earnings of the company	9.0	0.9
Other	(0.5)	4.0
Net income tax expense	$84.7	$121.0
Income tax expense (recovery) is represented by:
Current income tax expense	$95.0	$138.8
Deferred income tax recovery	(10.3)	(17.8)
Net income tax expense	$84.7	$121.0
(i)The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.
(ii)In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning in 2017, the provincial rate has been decreasing by 0.1% per year, and over 4 years will decrease from 11.9% to 11.5% in 2020.
(iii)On December 29, 2017 the Argentine government enacted tax reform legislation, which reduces the corporate rate from 35% to 30% in 2018 with a further reduction to 25% starting in 2020. On December 23, 2019, the Argentine government enacted a new law that would postpone the reduction to 25% until 2021.

Deferred Income Taxes

The following is the analysis of the deferred income tax assets (liabilities) presented in the consolidated balance sheets:

As at December 31,	2019	2018
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$80.8	$88.5
Deferred income tax liabilities	(1,041.4)	(1,129.3)
	$(960.6)	$(1,040.8)

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For the year ended December 31, 2019	Opening balance	Recognized in profit or loss	Recognized in OCI	Divestitures	Closing balance
Deductible temporary differences	$16.3	$0.1	$—	$(4.6)	$11.8
Amounts related to tax losses	105.1	(2.5)	—	—	102.6
Financing costs	87.4	(15.7)	—	—	71.7
Environmental rehabilitation provision	11.0	7.9	—	(14.4)	4.5
Derivative liability	(0.9)	0.9	0.5	—	0.5
Property, plant and equipment	(1,260.3)	21.4	—	88.4	(1,150.5)
Other	0.6	(1.8)	—		(1.2)
Net deferred income tax liabilities	$(1,040.8)	$10.3	$0.5	$69.4	$(960.6)

For the year ended December 31, 2018	Opening balance	Recognized in profit or loss	Recognized in OCI	Divestitures	Closing balance
Deductible temporary differences	$24.7	$(1.4)	$—	$(7.0)	$16.3
Amounts related to tax losses	133.7	(26.8)	—	(1.8)	105.1
Financing costs	2.6	84.8	—	—	87.4
Environmental rehabilitation provision	15.8	(0.6)	—	(4.2)	11.0
Derivative liability	(1.4)	(6.6)	—	7.1	(0.9)
Property, plant and equipment	(1,226.0)	(30.9)	—	(3.4)	(1,260.3)
Other	1.3	(0.6)	—	(0.1)	0.6
Net deferred income tax liabilities	$(1,049.3)	$17.8	$—	$(9.3)	$(1,040.8)

A deferred income tax asset in the amount of $77.6 million has been recorded in Canada (2018: $82.0 million in Canada and $4.1 million in Argentina). The deferred income tax asset consists mainly of unused tax losses and deductible temporary differences which arose primarily from financing costs and general and administrative expenses. Projections of taxable profits from various sources and tax planning were used to support the recognition of the losses. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the unused tax losses.

Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2019	2018
Deductible temporary differences (no expiry)	$166.4	$63.1
Capital losses (no expiry)	149.1	148.8
Operating losses	121.6	342.8
	$437.1	$554.7

Unrecognized operating losses at December 31, 2019 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2020	$—	$5.6	$—	$—	$—	$0.1	$5.7
2021	$—	$16.8	$—	$—	$—	$0.1	$16.9
2022	$—	$19.3	$—	$—	$—	$—	$19.3
2023	$—	$34.8	$—	$—	$—	$—	$34.8
2024	$—	$144.9	$—	$—	$—	$—	$144.9
2025 and onwards	$23.0	$—	$—	$—	$—	$12.9	$35.9
Unlimited	$—	$3.3	$185.3	$80.7	$—	$—	$269.3
	$23.0	$224.8	$185.3	$80.7	$—	$13.1	$526.8

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Unrecognized Taxable Temporary Differences Associated with Investments and Interests in Subsidiaries

As at December 31, 2019, an aggregate temporary difference of $2.8 billion (2018: $2.8 billion) related to investments in subsidiaries was not recognized because the Company is able to control the timing of the reversal of the of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

15. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the years ended December 31, 2019 and 2018 was calculated based on the following:

	2019	2018
Attributable to Yamana Gold Inc. equity holders
Net earnings (loss)	$225.6	$(284.6)

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

The weighted average number of shares used in the calculation of earnings (loss) per share for the years ended December 31 was based on the following:

(in thousands of units)	2019	2018
Weighted average number of common shares - basic	950,266	949,030
Weighted average number of dilutive share options	—	—
Weighted average number of dilutive Restricted share units	1,658	—
Weighted average number of common shares - diluted	951,924	949,030

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive:

(in thousands of units)	2019	2018
Potential dilutive securities
Share options	1,286	1,772
Restricted share units	790	2,284
	2,076	4,056

16. SUPPLEMENTARY CASH FLOW INFORMATION

Non-Cash Investing and Financing Transactions

For the years ended December 31,	2019	2018
Interest capitalized to assets under construction (Note 22)	$—	$8.3
Issue of common shares on vesting of restricted share units (Note 30(a))	$3.4	$2.3

Net Change in Working Capital

For the years ended December 31,	2019	2018
Net (increase) decrease in:
Trade and other receivables	$18.0	$1.7
Inventories	(1.5)	(67.0)
Other assets	10.6	(28.0)
Net increase (decrease) in:
Trade and other payables	(56.5)	(39.9)
Other liabilities	(15.6)	(2.3)
Movement in above related to foreign exchange	(23.7)	(26.6)
Net change in working capital (i)	$(68.7)	$(162.1)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

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Cash and Cash Equivalents

As at December 31,	2019	2018
Cash at bank	$156.3	$97.8
Bank short-term deposits	2.5	0.7
Total cash and cash equivalents (i)	$158.8	$98.5
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

Other Non-Cash Expenses

For the years ended December 31,	2019	2018
Loss on disposal and write-down of assets	$31.5	$19.7
Amortization of union negotiation bonuses	10.0	10.8
Provision on indirect taxes	(2.5)	13.0
Other expenses	7.2	6.9
Total non-cash expenses	$46.2	$50.4

Changes in Liabilities Arising from Financing Activities

The table below details changes in the Company’s liabilities arising from financing activities. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statement of cash flows as cash flows from financing activities.

	2019			2018
	Debt	Accrued interest (i)	Lease liabilities	Debt	Accrued interest (i)
At January 1,	$1,758.7	$12.6	$41.8	$1,857.7	$12.6
Changes from financing cash flows
Debt issued	240.0	—	—	460.0	—
Debt repayments	(952.5)	—	—	(486.5)	—
Interest paid	—	(80.0)	(4.4)	—	(76.3)
Payment of lease liabilities	—	—	(16.8)	—	—
Other changes
Interest expense	—	71.8	4.4	—	75.6
Capitalized interest	—	—	—	—	8.3
Capitalized interest paid	—	—	—	—	(6.3)
New leases	—	—	26.2	—	—
Changes arising from disposal of subsidiaries	—	—	(7.7)	(75.0)	—
Other	1.7	(0.4)	—	2.5	(1.3)
At December 31,	$1,047.9	$4.0	$43.5	$1,758.7	$12.6
(i) Included in Note 25: Trade and Other Payables.

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17. FINANCIAL INSTRUMENTS

(a) Financial Assets and Financial Liabilities by Categories

As at December 31, 2019	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$158.8	$—	$158.8
Trade and other receivables	3.4	—	—	—	3.4
Investments in equity securities (i)	—	8.4	—	—	8.4
Warrants	—	—	2.8	—	2.8
Derivative assets - Hedging instruments	—	—	—	0.1	0.1
Derivative assets - Non-hedge	—	—	3.8	—	3.8
Other financial assets	8.6	—	—	—	8.6
Total financial assets	$12.0	$8.4	$165.4	$0.1	$185.9

Financial liabilities
Total debt	$1,047.9	$—	$—	$—	$1,047.9
Trade and other payables	219.5	—	—	—	219.5
Derivative liabilities - Hedging instruments	—	—	—	1.8	1.8
Other financial liabilities	171.1	—	—	—	171.1
Total financial liabilities	$1,438.5	$—	$—	$1.8	$1,440.3

As at December 31, 2018	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV- Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$98.5	$—	$98.5
Trade and other receivables	10.3	—	—	—	10.3
Receivables from provisional metal sales	—	—	14.0	—	14.0
Investments in equity securities (i)	—	9.1	—	—	9.1
Warrants	—	—	0.5	—	0.5
Derivative assets - Hedging instruments	—	—	—	1.6	1.6
Derivative assets - Non-hedge	—	—	2.0	—	2.0
Other financial assets	13.1	—	—	—	13.1
Total financial assets	$23.4	$9.1	$115.0	$1.6	$149.1

Financial liabilities
Total debt	$1,758.7	$—	$—	$—	$1,758.7
Trade and other payables	294.8	—	—	—	294.8
Derivative liabilities - Hedging instruments	—	—	—	5.9	5.9
Derivative liabilities - Non-hedge	—	—	0.6	—	0.6
Other financial liabilities	129.9	—	—	—	129.9
Total financial liabilities	$2,183.4	$—	$0.6	$5.9	$2,189.9
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.

(b) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

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i) Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated balance sheets at fair value on a recurring basis were categorized as follows:

	December 31, 2019			December 31, 2018
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$158.8	$—	$158.8	$98.5	$—	$98.5
Receivables from provisional metal sales	—	—	—	—	14.0	14.0
Investments in equity securities	8.4	—	8.4	9.1	—	9.1
Warrants	—	2.8	2.8	—	0.5	0.5
Derivative related assets	—	3.9	3.9	—	3.6	3.6
	$167.2	$6.7	$173.9	$107.6	$18.1	$125.7
Liabilities
Derivative related liabilities	$—	$1.8	$1.8	$—	$6.5	$6.5
	$—	$1.8	$1.8	$—	$6.5	$6.5

At December 31, 2019, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2019. At December 31, 2019, there were no financial assets or liabilities measured and recognized on the consolidated balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii) Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Receivables from Provisional Metal Sales
The Company's metal concentrate sales are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company's accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which an active commodity market exists.

Warrants
The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

Derivative Assets and Liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii) Carrying Value versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

		December 31, 2019		December 31, 2018
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$1,051.3	$1,042.2	$1,465.3	$1,455.0
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(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

(c) Derivative Instruments ("Derivatives")

Summary of Derivatives at December 31, 2019

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Option contracts
BRL option contracts (millions) (i)	R$3.87	R$4.36	January - December 2020	R$192.9	—	—
BRL option contracts (millions) (i)	R$3.85	R$4.32	January - June 2021	R$93.0	—	—
Forward contracts	Average FX/USD forward rate
BRL forward contracts (millions) (ii)	R$4.06		January - December 2020	R$133.2	—	(0.1)
CLP forward contracts (billions) (iii)	740.19		January - December 2020	69.6	—	(1.2)
BRL forward contracts (millions) (ii)	R$4.07		January - June 2021	R$93.0	—	(0.4)
Other	Per share value (C$)
DSU contracts (millions of DSUs) (iv)	$3.5002		January - March 2020	—	3.0	3.8
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. These cash flow hedges are expected to cover approximately 53% and 45% of the BRL denominated forecasted operating costs from January 2020 to December 2020 and January 2021 to June 2021, respectively.
(ii)On November 5 and 6, 2019, the Company entered into forward contracts totalling BRL 226.2 million (approximately US$56.5 million) split evenly from January 2020 to December 2020 as well as January 2021 to June 2021 at a weighted average BRL to US Dollar forward rate of BRL 4.06 per US Dollar. These forward contracts are expected to cover approximately 37% and 45% of the BRL denominated forecasted costs from January 2020 to December 2020 and January 2021 to June 2021 respectively.
(iii)On November 5 and 6, 2019, the Company entered into forward contracts totalling CLP 69.6 billion (approximately US$94.7 million) split evenly from January 2020 to December 2020 at a weighted average Chilean Peso to US Dollar forward rate of CLP 740.19 per US Dollar. These forward contracts are expected to cover approximately 58% of the Chilean Peso denominated forecasted costs from January 2020 to December 2020.
(iv)During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs at the time) at a value of C$3.5002 per share.

Fair values of Derivatives

	Asset derivatives		Liability derivatives
At as December 31,	2019	2018	2019	2018
Derivatives designated as hedging instruments
Currency contracts	$0.1	$1.6	$1.8	$5.9
Total derivatives designated as hedging instruments	$0.1	$1.6	$1.8	$5.9
Derivatives not designated as hedging instruments
Commodity contracts	—	2.0	—	—
DSU contracts	3.8	—	—	0.6
Total derivatives not designated as hedges	$3.8	$2.0	$—	$0.6
Total derivative instruments (Note 20 and Note 26)	$3.9	$3.6	$1.8	$6.5

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Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Gain (loss) recognized in cash flow hedge reserve		Gain (loss) reclassified or adjusted from cash flow hedge reserve
For the year ended December 31,	2019	2018	2019	2018
Exchange rate risk
Currency option contracts	(4.3)	(15.9)	9.3	3.4
	$(4.3)	$(15.9)	$9.3	$3.4
Time value of option contracts excluded from hedge relationship	(1.3)	5.4	—	—
	$(5.6)	$(10.5)	$9.3	$3.4

Gains (Losses) on Non-hedge Derivatives

The net gain (loss) on derivatives not designated as hedging instruments was comprised of the following:

For the years ended December 31,	2019	2018
Realized gains (losses)
Commodity contracts	2.9	6.7
	$2.9	$6.7
Unrealized gains (losses)
Foreign currency contracts	$—	$(0.5)
Commodity contracts	(2.0)	9.8
DSU contracts	4.4	(1.6)
	$2.4	$7.7

18. FINANCIAL RISK MANAGEMENT

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability, financial instruments and levels of operating cash flows. In particular, financial risks include market risk (including currency risk, commodity price risk and interest rate risk), credit risk, and liquidity risk.

Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

(a) Currency Risk

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. To limit the variability in the Company’s expected operating expenses denominated in foreign currencies, the Company restarted its hedging program in May 2016, entering into forward contracts and zero-cost collar option contracts.

Details of outstanding derivative instruments can be found in Note 17.

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The following table outlines the Company's exposure to currency risk and the pre-tax effects on net earnings and other comprehensive income at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables. The number below indicates an increase or decrease in net earnings or other comprehensive income where the US dollar strengthens or weakens by 10% against the relevant foreign currency.

	Effect on net earnings before tax		Effect on other comprehensive income, before tax
(On 10% change in US Dollars exchange rate)	2019	2018	2019	2018
BRL	$1.1	$5.0	$0.5	$1.2
ARS	$1.1	$1.9	$—	$—
C$	$5.1	$2.9	$—	$—
CLP	$2.6	$5.6	$0.1	$—

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

(b) Commodity Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, silver and copper. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors. The Company periodically uses forward contracts to economically hedge against the risk of declining metal prices for a portion of its forecast sales.

No derivatives to hedge metal sales were outstanding at December 31, 2019. At December 31, 2018, the Company had 25.7 million pounds of copper forward contracts in place to May 2019 at an average sales price of $2.79 per pound.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt. As at December 31, 2019, all of the Company’s long-term debt was at fixed rates. The Company's revolving credit facility, which is subject to floating rates of interest, was not drawn at December 31, 2019.

A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2019.

Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. For derivatives, the Company assumes no credit risk when
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the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31,	2019	2018
Cash and cash equivalents	$158.8	$98.5
Trade and other receivables	3.4	24.3
Derivative assets (Note 17)	3.9	3.6
Loans and other receivables	8.6	13.1
	$174.7	$139.5

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Details of the undrawn credit facility are included in Note 28.

The following table summarizes the remaining contractual maturities of the Company's significant financial liabilities, shown in contractual undiscounted cash flows.

	2019					2018
As at December 31,	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total	Total
Trade and other payables	$219.5	$—	$—	$—	$219.5	$294.8
Debt repayments	56.2	190.7	528.3	282.9	1,058.0	1,770.5
Interest payments on debt	48.4	88.7	51.1	38.7	226.9	437.2
Lease liabilities	19.6	20.0	9.6	1.6	50.8	—
Derivative liabilities	1.4	0.4	—	—	1.8	6.5
Other financial liabilities	59.2	8.0	0.2	61.9	129.3	129.9
Total	$404.3	$307.8	$589.2	$385.1	$1,686.3	$2,638.9

At December 31, 2019, the Company had letters of credit outstanding in the amount of $85.7 million (December 31, 2018: $71.0 million) of which $83.7 million (December 31, 2018: $71.0 million) represented guarantees for reclamation obligations. These letters of credit are automatically extended for one year periods from their expiration dates.

19. INVENTORIES

As at December 31,	2019	2018
Product inventories	$23.8	$55.8
Work in process	9.0	12.6
Ore stockpiles	142.8	209.0
Materials and supplies	89.7	95.6
	$265.3	$373.0
Less: non-current ore stockpiles included in other non-current assets (Note 21)	(131.9)	(192.0)
	$133.4	$181.0

For the year ended December 31, 2019, a total charge of $0.7 million was recorded to adjust inventory to net realizable value (2018: charge of $13.8 million), which is included in cost of sales excluding depletion, depreciation and amortization.

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20. OTHER FINANCIAL ASSETS

As at December 31,	2019	2018
Derivative assets (Note 17)	$3.9	$3.6
Loans and other receivables	8.6	13.1
Investments in financial securities	11.2	9.6
	$23.7	$26.3
Current	$8.5	$7.4
Non-current	15.2	18.9
	$23.7	$26.3

21. OTHER ASSETS

As at December 31,	2019	2018
Non-current portion of ore stockpiles (Note 19) (i)	$131.9	$192.0
Income tax recoverable and installments	1.8	9.3
Tax credits recoverable (ii)	64.6	95.2
Advances and deposits	36.2	42.9
Other long-term advances	17.2	12.7
	$251.7	$352.1
Current	$97.5	$118.0
Non-current	154.2	234.1
	$251.7	$352.1
(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at certain of the Company's mines. At December 31, 2018, the balance included non-current ore stockpiles at the Company's Chapada, Jacobina and Canadian Malartic mines. At December 31, 2019, the balance no longer includes non-current ore stockpiles at the Company's Chapada mine, which was sold on July 5, 2019. Refer Note 6.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

22. PROPERTY, PLANT AND EQUIPMENT

	Mining properties
	Depletable	Non-depletable	Land, building, plant & equipment	Construction in progress	Exploration & evaluation	Total
Cost
At January 1, 2019	$5,379.8	$1,413.5	$2,182.7	$—	$3,487.4	$12,463.4
Additions	138.6	73.5	38.0	25.7	57.9	333.7
Reclassifications, transfers and other non-cash movements (ii)	93.3	(100.9)	(62.6)	60.7	95.6	86.1
Gross cost reclassified as held for sale and disposals	(469.6)	(8.7)	(637.8)	—	(64.2)	(1,180.3)
At December 31, 2019	$5,142.1	$1,377.4	$1,520.3	$86.4	$3,576.7	$11,702.9
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2019	$(3,269.3)	$(316.5)	$(1,279.2)	$—	$(901.9)	$(5,766.9)
DDA	(315.0)	—	—	—	(154.2)	(469.2)
Gross accumulated DDA and impairment eliminated on reclassification as held for sale and disposals	119.7	—	—	—	366.4	486.1
At December 31, 2019	$(3,464.6)	$(316.5)	$(1,279.2)	$—	$(689.7)	$(5,750.0)
Carrying amount, December 31, 2019	$1,677.5	$1,060.9	$241.1	$86.4	$2,887.0	$5,952.9
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	Mining properties
	Depletable	Non-depletable	Land, building, plant & equipment	Construction in progress (i)	Exploration & evaluation	Total
Cost
At January 1, 2018	$5,527.0	$1,708.6	$2,490.4	$261.6	$3,449.5	$13,437.1
Additions	148.0	130.4	64.0	58.6	14.5	415.5
Reclassification, transfers and other non-cash movements (ii)	313.0	(221.3)	310.4	(320.2)	20.2	102.1
Gross cost reclassified as held for sale and disposals	(608.2)	(204.2)	(682.1)	—	3.2	(1,491.3)
At December 31, 2018	$5,379.8	$1,413.5	$2,182.7	$—	$3,487.4	$12,463.4
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2018	$(3,270.9)	$(786.4)	$(1,398.5)	$—	$(828.1)	$(6,283.9)
DDA	(285.8)	—	(157.3)	—	—	(443.1)
Impairment (iii)	99.0	—	(26.2)	—	(73.8)	(1.0)
Gross accumulated DDA and impairment eliminated on reclassification as held for sale and disposals	188.4	469.9	302.8	—	—	961.1
At December 31, 2018	$(3,269.3)	$(316.5)	$(1,279.2)	$—	$(901.9)	$(5,766.9)
Carrying amount, December 31, 2018	$2,110.5	$1,097.0	$903.5	$—	$2,585.5	$6,696.4
(i)During 2018, the Company capitalized interest of $8.3 million related to qualifying capital expenditures at Cerro Moro at a weighted average capitalization rate of 4.59%. There was no interest capitalized in 2019.
(ii)Reclassifications, transfers and other non-cash movements includes non-cash additions to PPE and changes in the environmental rehabilitation provision as per Note 29.
(iii)During the year ended December 31, 2018, the Company recognized an impairment charge totalling $151.0 million related to Minera Florida and an impairment reversal of $150.0 million related to Jacobina. Refer to Note 13 for additional details.
(iv)In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $9.4 million at December 31, 2019 (December 31, 2018: $17.4 million) for construction activities at its sites and projects.

23.  GOODWILL AND OTHER INTANGIBLE ASSETS

	Goodwill (i)	Other intangible assets (ii)	Total
Cost
At January 1, 2019	$403.7	$77.6	$481.3
Dispositions	—	(1.6)	(1.6)
At December 31, 2019	$403.7	$76.0	$479.7
Accumulated amortization and impairment
At January 1, 2019	$(45.0)	$(36.5)	$(81.5)
Amortization	—	(6.0)	(6.0)
At December 31, 2019	$(45.0)	$(42.5)	$(87.5)
Net book value at December 31, 2019	$358.7	$33.5	$392.2

	Goodwill (i)	Other intangible assets (ii)	Total
Cost
At January 1, 2018 and December 31, 2018	$403.7	$77.6	$481.3
Accumulated amortization and impairment
At January 1, 2018	$—	$(31.8)	$(31.8)
Amortization	—	(4.7)	(4.7)
Impairment (Note 13)	(45.0)	—	(45.0)
At December 31, 2018	$(45.0)	$(36.5)	$(81.5)
Net book value at December 31, 2018	$358.7	$41.1	$399.8
(i)Goodwill represents the excess of the purchase cost over the fair value of net assets acquired in a business acquisition. On June 16, 2014, the Company acquired a 50% interest in Canadian Malartic. Goodwill of $427.7 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired. In March 2018, the Company sold certain jointly owned exploration properties of the Canadian Malartic Corporation, and derecognized $24.0 million of goodwill allocated to the exploration properties, which had been reclassified as held for sale in December 2017. Refer to Note 6.
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(ii)Other intangible assets primarily comprise capitalized system development costs.

24. INVESTMENT IN ASSOCIATE

Details of the Company's investment in associate as at December 31, 2019 and 2018 are as follows:

Name of Associate	Principal activity	Country of incorporation	Principal place of business	% ownership interest		Quoted fair value (ii)		Carrying amount
				2019	2018	2019	2018	2019	2018
Leagold Mining Corporation (i)	Gold mining	Canada	Brazil, Mexico	20.4%	20.5%	$144.5	$73.7	$120.3	$146.0
(i)On May 24, 2018, the Company completed the disposal of its 53.6% controlling interest in Brio Gold to Leagold. Pursuant to the terms of the sale, the Company received 20.5% of Leagold's issued and outstanding shares. Refer to Note 6.
(ii)The fair value of the Company's interest in Leagold, which is listed on the TSX, was based on the quoted market price at December 31, 2019, which is a Level 1 input in terms of IFRS 13.

For the purposes of applying the equity method of accounting, the consolidated financial statements of Leagold as at September 30, 2019 have been used and appropriate adjustments have been made for the effects of significant transactions between that date and December 31, 2019.

The following table summarizes the change in the carrying amount of the Company's investment in associate:

	2019	2018
Balance as at January 1	$146.0	$—
Acquisition of interest in Leagold (Note 6)	—	140.5
Company's share of net (loss) earnings of Leagold	(16.3)	5.5
Company's share of other comprehensive loss of Leagold	(9.4)	—
Balance as at December 31	$120.3	$146.0

Summarized financial information in respect of the Company’s associate is set out below. The summarized financial information below represents amounts in the associate's consolidated financial statements prepared in accordance with IFRS, adjusted for fair value adjustments at acquisition and differences in accounting policies.

Summarized consolidated balance sheet information

As at December 31,	2019	2018
Current assets	$238.8	$190.0
Non-current assets	800.4	852.2
Total assets	$1,039.2	$1,042.2
Current liabilities	111.1	142.4
Non-current liabilities	440.8	317.1
Total liabilities	$551.9	$459.5
Net assets of associate	$487.3	$582.7
Yamana's share of net assets	$99.4	$119.5
Goodwill	26.5	26.5
Other equity adjustments	(5.6)	—
Carrying Amount	$120.3	$146.0

Summarized consolidated statement of operations and comprehensive (loss) income information

For the year ended December 31,	2019	2018
Revenue	$519.1	$344.8
Net (loss) earnings	(79.9)	26.8
Other comprehensive loss	(46.1)	—
Total comprehensive (loss) income	$(126.0)	$26.8

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25.  TRADE AND OTHER PAYABLES

As at December 31,	2019	2018
Trade payables	$153.9	$221.3
Other payables (i)	65.6	73.5
	$219.5	$294.8
(i)Other payables include dividends, salaries, bonuses, pension, and interest payable, among other accruals.

26. OTHER FINANCIAL LIABILITIES

As at December 31,	2019	2018
Lease liabilities (Note 34) (i)	$43.5	$—
Royalty payable (ii)	9.6	16.8
Severance accrual	33.2	33.9
Deferred share units/performance share units liability (Note 31)	28.0	18.6
Accounts receivable and value added tax financing credit (iii)	34.5	40.6
Current portion of long-term debt (Note 28)	56.2	1.9
Derivative liabilities (Note 17)	1.8	6.5
Other	22.3	20.0
	$229.1	$138.3
Current	$131.1	$62.3
Non-current	98.0	76.0
	$229.1	$138.3
(i)Lease liabilities were recognized in connection with the adoption of IFRS 16. Refer to Note 5 for further information.
(ii)Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of C$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of C$15.4 million is paid. Since inception, partial payments of $6.0 million and appreciation of the US Dollar have resulted in the liability being measured at $5.5 million as at December 31, 2019.
(iii)Accounts receivable and value added tax ("VAT") financing credits are payable within 30 days from the receipt of proceeds on doré or concentrate sales, or payable in the month of approval of the VAT credit, respectively.

27. OTHER PROVISIONS AND LIABILITIES

As at December 31,	2019	2018
Other taxes payable	$19.3	$17.4
Provision for repatriation taxes payable (i)	27.9	23.8
Provision for taxes	10.8	21.9
Deferred revenue on metal streaming agreements (ii)	89.2	228.3
Deferred revenue on advanced metal sales (iii)	—	52.3
Other provisions and liabilities (iv)	35.4	52.2
	$182.6	$396.0
Current	$39.5	$106.8
Non-current	143.1	289.2
	$182.6	$396.0
(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $27.9 million (December 31, 2018: $23.8 million) have been accrued on the assumption that the profits will be repatriated.
(ii)On March 31, 2016, the Company entered into a copper purchase agreement with Altius, pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. On October 27, 2015 the Company entered into three metal purchase agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the respective metals are delivered to the respective counterparties. The Company's Chapada mine was sold in July 2019, and accordingly, the deferred revenue balances relating to future copper deliveries from Chapada were derecognized. The following table summarizes the changes in deferred revenue from metal streaming arrangements:

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2019
As at December 31, 2018	$228.3
Recognition of revenue during the year net of interest accretion	(9.7)
Reclassified as held for sale in conjunction with the sale of the Chapada mine	(129.4)
$89.2
Current portion	$11.7
Non-current portion	77.5
As at December 31, 2019	$89.2
(iii)On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019. The advanced consideration was accounted for as deferred revenue, with revenue recognized as copper was delivered to the counterparty. The Company made the final delivery under the agreement in June 2019, reducing the deferred liability to nil.
(iv)Other provisions and liabilities include the short term portion of the environmental rehabilitation provision, and provisions relating to silicosis and other. Decrease during the year reflects, settlements, change in provisions and the depreciation of local currencies.

28. LONG-TERM DEBT AND CREDIT FACILITY

As at December 31,	2019	2018
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	$280.1	$296.8
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	149.2	496.8
$300 million notes issued June 2013
Series B - 4.78% 10-year notes due June 2023 ($265 million)	240.2	260.4
$500 million notes issued March 2012
Series B - 4.36% 8-year notes due March 2020 ($85 million)	56.2	84.0
Series C - 4.76% 10-year notes due March 2022 ($200 million)	190.3	192.1
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.3	135.2
	1,051.3	1,465.3
Revolving Credit Facility
Revolving credit facility (net of capitalized debt issuance costs)	(3.4)	291.5

Debt from 50% interest in Canadian Malartic	—	1.9
Total debt (i)	$1,047.9	1,758.7
Less: current portion of long-term debt (Note 26)	(56.2)	(1.9)
Long-term debt	$991.7	1,756.8
(i)Balances are net of unamortized discounts and capitalized transaction costs of $10.1 million (December 31, 2018: $11.8 million).

Senior notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms. In the third quarter of 2019, the Company repaid principal in the amount of $415.6 million, using proceeds received from the sale of the Chapada mine (refer Note 6).

Revolving credit facility

In July 2019, the Company extended the term of the revolving credit facility ("the Facility") from June 2023 to July 2024, under existing terms and conditions, and the maximum amount available under the Facility was reduced from $1.0 billion to $750.0 million. The Facility is unsecured and has an interest rate on drawn amounts of LIBOR plus an interest margin of between 1.20% and 2.25% depending on the Company's credit rating, and a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Company drew $120.0 million during the first quarter of 2019, repaid $30.0 million during the second quarter of 2019, and repaid the full outstanding balance of $385.0 million during the third quarter of 2019 using proceeds received from the sale of the Chapada mine (refer to Note 6).

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio
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(net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at December 31, 2019.

29. ENVIRONMENTAL REHABILITATION PROVISION

The Company incurs environmental rehabilitation liabilities relating to its operating and closed mines and development projects. Significant rehabilitation activities include land rehabilitation, demolition of buildings and mine facilities, and ongoing care and maintenance and monitoring.

The Company estimates future rehabilitation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. Changes in environmental rehabilitation provision estimates during the year reflect changes in cash flow estimates as well as assumptions including discount and inflation rates.

At December 31, 2019, the present value of the environmental rehabilitation provision relating to the Company's mining properties was estimated at $220.4 million (December 31, 2018: $250.3 million) using discount rates ranging between 1.77% and 16.16% (December 31, 2018: 2.14% and 11.41%). The undiscounted value of these liabilities was $272.0 million (December 31, 2018: $365.1 million).

The following table reconciles the beginning and ending carrying amounts of the Company's environmental rehabilitation provision. The majority of the expenditures are expected to take place over the next 100 years. Certain obligations related to post closure monitoring and maintenance at the Company's Chilean mines are expected to continue in perpetuity.

	2019	2018
Balance, beginning of year	$250.3	$274.3
Accretion expense included in finance costs	12.1	14.9
Revisions in estimates and obligations	25.9	31.2
Expenditures during the current year	(4.3)	(5.3)
Foreign exchange impact	(3.8)	(30.6)
Reclassified to liabilities relating to assets held for sale	(59.8)	(34.2)
Balance, end of year	$220.4	$250.3
Current (i)	$5.7	$9.1
Non-current	214.7	241.2
	$220.4	$250.3
(i)The current portion of the environmental rehabilitation provision is included in the current portion of Other Provisions and Liabilities. Refer to Note 27.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated environmental rehabilitation obligations. As at December 31, 2019, the Company had outstanding letters of credit in the amount of $70.1 million (C$91.1 million) (December 31, 2018: $57.4 million (C$78.3 million)) representing guarantees for reclamation obligations and road construction relating to the Company's share of mining interest in Canadian Malartic, and $13.6 million (December 31, 2018: $13.6 million) representing guarantees for reclamation obligations relating to the Company's US properties. These letters of credit are automatically extended for one year periods from their expiration dates.

30. SHARE CAPITAL

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2019 (2018: nil). Under the Company's normal course issuer bid, the Company is able to purchase up to 47,513,266 common shares no later than May 5, 2020.

For the years ended December 31,	2019		2018
	Number of common shares		Number of common shares
Issued and outstanding - 950,435,244 common shares		Amount		Amount
(December 31, 2018 - 949,341,830 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	949,342	$7,636.4	948,525	$7,633.7
Issued on vesting of restricted share units	1,021	3.4	687	2.3
Dividend reinvestment plan (i)	77	0.2	130	0.4
Share cancellations (ii)	(5)	(0.1)	—	—
Balance, end of year	950,435	$7,639.9	949,342	$7,636.4
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(i)The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at December 31, 2019, a total of 4,638,861 shares have subscribed to the plan.
(ii)During the year ended December 31, 2019, the Company cancelled 5,042 common shares that related to entitlement from un-exchanged predecessor shares following the expiry of the period of surrender.

Dividends Paid and Declared

For the years ended December 31,	2019	2018
Dividends paid	$23.7	$19.0
Dividends declared in respect of the year	$28.8	$19.2
Dividend paid (per share)	$0.03	$0.02
Dividend declared in respect of the year (per share)	$0.03	$0.02

31. SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the years ended December 31,	2019	2018
Expense related to equity-settled compensation plans	$4.6	$5.2
Expense related to cash-settled compensation plans	10.4	0.1
Total expense recognized as compensation expense	$15.0	$5.3

As at December 31,	2019	2018
Total carrying amount of liabilities for cash-settled arrangements (Note 26)	$28.0	$18.6
The following table summarizes the equity instruments outstanding related to share-based payments.

As at December 31, (In thousands)	2019	2018
Share options outstanding (i)(ii)(iii)	1,286	1,772
Restricted share units ("RSU") (iv)	2,448	2,284
Deferred share units ("DSU") (v)	4,881	4,802
Performance share units ("PSU") (vi)	2,274	2,457
(i)The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (2018: 24.9 million).
(ii)As at December 31, 2019, 1,286,448 share options with a weighted average exercise price of C$7.98 were outstanding and exercisable (December 31, 2018: 1,772,365 share options with a weighted exercise price of C$7.80 outstanding and exercisable).
(iii)During the year ended December 31, 2019, no share options were granted, and 485,917 share options expired.
(iv)During the year ended December 31, 2019, the Company granted 1,240,135 RSUs with a weighted average grant date fair value of C$3.45 per RSU; a total of 1,021,282 RSUs vested and the Company credited $3.4 million (2018: $2.3 million) to share capital in respect of RSUs that vested during the year. There were a total of 54,873 RSUs cancelled during the year ended December 31, 2019.
(v)During the year ended December 31, 2019, the Company granted 490,576 DSUs and recorded an expense of $1.3 million, and 411,790 DSUs were settled. During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs at the time) at a value of C$3.5002 per share. For the year ended December 31, 2019, the Company recorded a mark-to-market loss on DSUs of $7.1 million and a mark-to-market gain on the DSU hedge of $4.4 million.
(vi)During the year ended December 31, 2019, 1,094,266 PSU units were granted with an expiry date of December 31, 2021 and a fair value of C$6.76 per unit at December 31, 2019. There were payouts of 1,226,393 PSU units and cancellation of 51,280 PSU units during the year ended December 31, 2019.

32. NON-CONTROLLING INTERESTS

As at December 31,	2019	2018
Agua De La Falda S.A. (i)	$18.7	$18.7
Estelar Resources Ltd. (ii)	16.0	16.0
	$34.7	$34.7
(i)The Company holds a 56.7% interest in the Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project that includes the Jeronimo Deposit and is located in northern Chile.
(ii)During the second quarter of 2018, the Company entered into an arrangement with Fomento Minero de Santa Cruz S.E. ("FOMICRUZ") pursuant to which, FOMICRUZ is entitled to certain subordinated shares in the legal entity that directly owns Cerro Moro, Estelar Resources Ltd. These subordinated shares entitle FOMICRUZ to a 5% interest in future dividends after the Company's investment in Cerro Moro, which includes construction and development along with acquisition costs, has been recovered in full. As part of the arrangement and as further consideration to the Company, the right to use the land related to the Bahía Laura properties, a significant land package to the west and south west of Cerro Moro, was obtained at an approximate value of $16.0 million.

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33. CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Notes 30 and 28, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

34. LEASES

Leases under IFRS 16 (from January 1, 2019)

A significant proportion of the Company’s lease arrangements, by value, relate to equipment and vehicles used at the Company's mine sites. Other leases include offices and various IT equipment. The majority of lease terms are negotiated through the Company’s procurement function, although agreements contain a wide range of different terms and conditions. Information about leases for which the Company is a lessee is presented below.

(a) Right-of-use assets

	Buildings	Vehicles	Machinery and Equipment	Total
Balance at January 1, 2019	$5.3	$17.0	$19.2	$41.5
Additions	2.9	8.0	15.3	26.2
Depreciation charge for the year	(1.1)	(7.0)	(9.1)	(17.2)
Net right-of-use assets reclassified to assets held for sale	—	(4.5)	(2.7)	(7.2)
Balance at December 31, 2019	$7.1	$13.5	$22.7	$43.3

(b) Lease liabilities

2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	$19.6
Two to three years	20.0
Four to five years	9.6
More than five years	1.6
Total undiscounted lease liabilities at December 31	$50.8
Lease liabilities included in the balance sheet at December 31 (Note 26)	$43.5
Current	$15.5
Non-current	$28.0

(c) Amounts recognized in net earnings

2019
Depreciation expense on right-of-use assets	$17.2
Interest expense on lease liabilities (Note 12)	$4.4
Variable lease payments not included in the measurement of lease liabilities (i)	$73.8
Expenses relating to short-term leases	$32.9
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$1.9
(i) Certain of the equipment leases in which the Company is the lessee contain variable lease payment terms that are linked to the usage of the equipment (i.e. tonnes mined), either for the contract as a whole or only when a fixed minimum is exceeded. Variable payment terms are used to link rental payments to usage and reduce fixed costs. The Company expects the level of variable lease payments to remain broadly consistent in future years.

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(d) Amounts recognized in the consolidated statement of cash flows

2019
Total cash outflow for leases	$129.9

Operating leases under IAS 17 (prior to January 1, 2019)

The Company leases office premises under non-cancellable operating leases. The total of future minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2018
Within 1 year	$2.2
Between 1 and 5 years	8.7
After 5 years	3.9
$14.8

The total operating lease payments that were expensed during 2018 amounted to $2.3 million.

35. CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. Certain conditions may exist as of the date the Condensed Consolidated Interim Financial Statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (the “Partnership”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the Plaintiff.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Partnership has reviewed the injunction request and filed a motion for the dismissal of the application for injunction.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in Fall 2018, the Superior Court dismissed the judicial review on May 13, 2019. An application for leave to appeal was filed by the Plaintiff on June 20, 2019 and allowed on September 19, 2019.

On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. A formal settlement agreement was executed on November 11, 2019 and approved by the Court on December 13, 2019. This agreement includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefits of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new $1.5 to $1.7 million renovation program for the benefit of property owners in the South sector, whether
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they are class members or not; (iii) the full and final release of the Partnership for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the Plaintiff’s withdrawal from the injunction and the judicial review proceedings. The Court also approved other considerations agreed by the parties before and during the settlement approval hearing held on December 11, 2019: (i) the reimbursement by the Partnership of $84,622.92 to the Fonds d’aide aux actions collectives on behalf of the Plaintiff; (ii) the installation of two temporary measuring stations to monitor dust and noise at the Chemin des Merles, located south of the tailings site; and (iii) the addition of a new zone in the Guide to compensate the residents of the Chemin des Merles. As no appeal was filed, the judgement approving the settlement is definitive and the Plaintiff consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

36.  RELATED PARTY TRANSACTIONS

Related Parties and Transactions

The Company’s related parties include its subsidiaries, associate, joint arrangement in which the Company is a joint operator, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other related party transactions for the years ended December 31, 2019 and 2018.

Compensation of Key Management Personnel

Key management personnel compensation comprises:

For the years ended December 31,	2019	2018
Short-term employee benefits (i)	$14.2	$14.9
Post-employment benefits	1.7	1.9
Termination benefits	3.4	3.7
Share-based payments (ii)	9.6	4.7
	$28.9	$25.2
(i)Short-term employee benefits include salaries, bonuses payable within 12 months of the balance sheet date and other annual employee benefits.
(ii)Relates to share option, RSU, DSU and PSU grants. Balances exclude the periodic fair value adjustment on the DSUs.

37.  SUBSEQUENT EVENTS

On December 16, 2019, Equinox Gold Corp. ("Equinox") and Leagold jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. Pursuant to the transaction, Leagold shareholders will receive 0.331 of an Equinox share for each Leagold share held. At closing, existing Equinox and Leagold shareholders will own approximately 55% and 45% of the merged company, respectively, on an issued share basis, with Yamana owning approximately 9% of the combined company. The combined company will continue as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the NYSE American Stock Exchange. On January 28, 2020, both Leagold and Equinox held special meetings at which shareholders of both companies approved the transaction. The transaction is expected to close in February 2020, subject to regulatory approvals, including approvals from the TSX, the NYSE-A and other customary conditions.

38. GUARANTOR SUBSIDIARIES ANNUAL FINANCIAL STATEMENTS

The obligations of the Company under the senior debt notes and revolver facility are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Minera Florida Limitada, and Yamana Malartic Canada Inc. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan payments would be subject to customary repatriation restrictions.

The following tables outline separate condensed financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Consolidated Balance Sheets as at December 31, 2019 and December 31, 2018 and the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Earnings (Loss) and Consolidated Statements of Cash Flows for the years ended December 31, 2019 and December 31, 2018. For the purposes of this information, the financial information of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X. As provided for under Rule 3-10 of Regulation S-X the Company’s basis is “pushed down” to the applicable subsidiary columns.

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CONDENSED CONSOLIDATED BALANCE SHEETS

As at December 31, 2019	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$121.3	$5.8	$31.7	$—	$158.8
Trade and other receivables	0.6	1.4	1.4	—	3.4
Inventories	9.3	59.6	64.5	—	133.4
Other financial assets	4.6	—	3.9	—	8.5
Other assets	3.2	22.5	71.8	—	97.5
Intercompany receivables	—	79.4	71.7	(151.1)	—
	$139.0	$168.7	$244.9	$(151.1)	$401.6
Non-current assets:
Property, plant and equipment	78.1	1,910.3	3,964.6	—	5,952.9
Goodwill and other intangible assets	28.4	1.2	362.6	—	392.2
Investment in associate and subsidiaries	4,936.7	516.5	—	(5,332.9)	120.3
Deferred tax assets	64.1	6.1	10.6	—	80.8
Other financial assets	9.1	1.2	4.9	—	15.2
Other assets	—	9.7	144.5	—	154.2
Intercompany receivables	211.6	922.9	—	(1,134.5)	—
Total assets	$5,467.0	$3,536.6	$4,732.1	$(6,618.5)	$7,117.2
Liabilities
Current liabilities:
Trade and other payables	$33.7	$94.7	$91.1	$—	$219.5
Income taxes payable	—	15.4	2.9	—	18.3
Other financial liabilities	76.1	37.7	17.3	—	131.1
Other provisions and liabilities	1.3	8.5	29.7	—	39.5
Intercompany payables	151.1	—	—	(151.1)	—
	$262.2	$156.3	$141.0	$(151.1)	$408.4
Non-current liabilities:
Long-term debt	991.7	—	—	—	991.7
Environmental rehabilitation provision	—	111.8	102.9	—	214.7
Deferred tax liabilities	(1.1)	264.2	778.3	—	1,041.4
Other financial liabilities	29.0	45.6	23.4	—	98.0
Other provisions and liabilities	—	41.0	102.1	—	143.1
Intercompany payables	—	1,461.5	(327.0)	(1,134.5)	—
Total liabilities	$1,281.8	$2,080.4	$820.7	$(1,285.6)	$2,897.3
Equity
Equity attributable to Yamana Gold Inc. equity holders	$4,185.2	$1,456.2	$3,876.7	$(5,332.9)	$4,185.2
Non-controlling interests	—	—	34.7	—	34.7
Total equity	$4,185.2	$1,456.2	$3,911.4	$(5,332.9)	$4,219.9
Total liabilities and equity	$5,467.0	$3,536.6	$4,732.1	$(6,618.5)	$7,117.2

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As at December 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$67.6	$9.5	$21.4	$—	$98.5
Trade and other receivables	14.5	2.2	7.6	—	24.3
Inventories	6.7	56.9	117.4	—	181.0
Other financial assets	3.6	—	3.8	—	7.4
Other assets	2.4	32.6	83.0	—	118.0
Intercompany receivables	—	(10.5)	292.5	(282.0)	—
	$94.8	$90.7	$525.7	$(282.0)	$429.2
Non-current assets:
Property, plant and equipment	73.7	1,904.7	4,718.0	—	6,696.4
Goodwill and other intangible assets	31.5	4.0	364.3	—	399.8
Investment in associate and subsidiaries	4,824.1	494.1	—	(5,172.2)	146.0
Deferred tax assets	72.6	9.4	6.5	—	88.5
Other financial assets	9.9	1.9	7.1	—	18.9
Other assets	—	21.4	212.7	—	234.1
Intercompany receivables	1,069.9	1,193.2	—	(2,263.1)	—
Total assets	$6,176.5	$3,719.4	$5,834.3	$(7,717.3)	$8,012.9
Liabilities
Current liabilities:
Trade and other payables	$61.1	$102.2	$131.5	$—	$294.8
Income taxes payable	—	(2.9)	35.4	—	32.5
Other financial liabilities	5.9	1.5	54.9	—	62.3
Other provisions and liabilities	59.6	10.2	37.0	—	106.8
Intercompany payables	282.0	—	—	(282.0)	—
	$408.6	$111.0	$258.8	$(282.0)	$496.4
Non-current liabilities:
Long-term debt	1,756.8	—	—	—	1,756.8
Environmental rehabilitation provision	—	88.8	152.4	—	241.2
Deferred tax liabilities	2.3	259.9	867.1	—	1,129.3
Other financial liabilities	19.5	32.3	24.2	—	76.0
Other provisions and liabilities	—	36.2	253.0	—	289.2
Intercompany payables	—	1,630.5	632.6	(2,263.1)	—
Total liabilities	$2,187.2	$2,158.7	$2,188.1	$(2,545.1)	$3,988.9
Equity
Equity attributable to Yamana Gold Inc. equity holders	$3,989.3	$1,560.7	$3,611.5	$(5,172.2)	$3,989.3
Non-controlling interests	—	—	34.7	—	34.7
Total equity	$3,989.3	$1,560.7	$3,646.2	$(5,172.2)	$4,024.0
Total liabilities and equity	$6,176.5	$3,719.4	$5,834.3	$(7,717.3)	$8,012.9

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2019	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,588.0	$1,051.4	$985.1	$(2,012.3)	$1,612.2
Cost of sales excluding depletion, depreciation and amortization	(1,552.2)	(756.5)	(490.9)	2,016.8	(782.8)
Gross margin excluding depletion, depreciation and amortization	$35.8	$294.9	$494.2	$4.5	$829.4
Depletion, depreciation and amortization	(7.5)	(194.4)	(269.8)	—	(471.7)
Impairment of mining properties and goodwill, net	—	—	—	—	—
Mine operating earnings/(loss)	28.3	100.5	224.4	4.5	357.7

Expenses (i)
General and administrative	(56.5)	(15.7)	(7.2)	—	(79.4)
Exploration and evaluation	(1.5)	(1.4)	(7.4)	—	(10.3)
Share of (loss) earnings of associate	(151.3)	22.4	—	112.6	(16.3)
Other operating income (expenses), net	133.0	(15.9)	105.3	—	222.4
Impairment of non-operating mining properties	—	—	—	—	—
Operating earnings (loss)	(48.0)	89.9	315.1	117.1	474.1
Finance costs	(113.2)	(111.3)	(476.9)	557.2	(144.2)
Other income (costs), net	399.3	62.4	75.9	(557.2)	(19.6)
Earnings (loss) before taxes	238.1	41.0	(85.9)	117.1	310.3
Current income tax expense	(5.0)	(26.9)	(63.1)	—	(95.0)
Deferred income tax recovery	(7.5)	(15.8)	33.6	—	10.3
Income tax (expense) recovery	(12.5)	(42.7)	(29.5)	—	(84.7)
Net earnings (loss)	$225.6	$(1.7)	$(115.4)	$117.1	$225.6

Attributable to:
Yamana Gold Inc. equity holders	225.6	(1.7)	(115.4)	117.1	225.6
Non-controlling interests	—	—	—	—	—
Net earnings (loss)	225.6	(1.7)	(115.4)	117.1	225.6

Total other comprehensive loss	$(5.0)	$—	$—	$—	$(5.0)
Total comprehensive earnings	$220.6	$(1.7)	$(115.4)	$117.1	$220.6
(i)Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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For the year ended December 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,654.0	$942.6	$1,243.7	$(2,041.8)	$1,798.5
Cost of sales excluding depletion, depreciation and amortization	(1,631.2)	(759.9)	(676.5)	2,057.6	(1,010.0)
Gross margin excluding depletion, depreciation and amortization	$22.8	$182.7	$567.2	$15.8	$788.5
Depletion, depreciation and amortization	(7.8)	(173.5)	(257.0)	—	(438.3)
Impairment of mining properties and goodwill, net	—	(1.0)	(148.0)	—	(149.0)
Mine operating earnings/(loss)	15.0	8.2	162.2	15.8	201.2

Expenses (i)
General and administrative	(50.4)	(18.2)	(23.2)	—	(91.8)
Exploration and evaluation	(0.9)	(2.4)	(9.7)	—	(13.0)
Share of (loss) earnings of associate	(293.8)	(45.0)	(0.5)	344.8	5.5
Other operating income (expenses), net	19.1	(12.3)	2.5	—	9.3
Impairment of non-operating mining properties	—	—	(153.0)	—	(153.0)
Operating earnings (loss)	(311.0)	(69.7)	(21.7)	360.6	(41.8)
Finance costs	(109.0)	(268.8)	(232.9)	473.3	(137.4)
Other income (costs), net	126.6	88.1	261.1	(473.3)	2.5
(Loss) earnings before taxes	(293.4)	(250.4)	6.5	360.6	(176.7)
Current income tax expense	(6.8)	(3.8)	(128.2)	—	(138.8)
Deferred income tax recovery	2.4	(20.2)	35.6	—	17.8
Income tax expense, net	(4.4)	(24.0)	(92.6)	—	(121.0)
Net (loss) earnings	$(297.8)	$(274.4)	$(86.1)	$360.6	$(297.7)

Attributable to:
Yamana Gold Inc. equity holders	(297.8)	(274.4)	(73.0)	360.6	(284.6)
Non-controlling interests	—	—	(13.1)	—	(13.1)
Net (loss) earnings	(297.8)	(274.4)	(86.1)	360.6	(297.7)

Total other comprehensive loss	$(10.5)	$—	$(0.7)	$0.7	$(10.5)
Total comprehensive loss	$(308.3)	$(274.4)	$(86.8)	$361.3	$(308.2)
(i)Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2019	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Earnings before taxes	$238.1	$41.0	$(85.9)	$117.1	$310.3
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	7.5	194.4	269.8	—	471.7
Share-based payments	14.4	—	0.6	—	15.0
Other (income) costs, net	(399.3)	(62.4)	(75.9)	557.2	19.6
Finance costs	113.2	111.3	476.9	(557.2)	144.2
Mark-to-market on financial assets and metal concentrates	(4.7)	—	—	—	(4.7)
Share of earnings of associate	151.3	(22.4)	—	(112.6)	16.3
Impairment of mineral properties, net	—	—	—	—	—
Amortization of deferred revenue on metal purchase agreements	(59.1)	—	(20.3)	—	(79.4)
Gain on asset disposals	(150.1)	—	(123.0)	—	(273.1)
Other non-cash (recoveries)/expenses	4.2	25.0	17.0		46.2
Advanced payments received on metal purchase agreements	—	—	—	—	—
Environmental rehabilitation provision	—	(1.9)	(2.4)	—	(4.3)
Other payments	—	—	(8.3)	—	(8.3)
Cash flows from operating activities before income taxes paid and net change in working capital	$(84.5)	$285.0	$448.5	$4.5	$653.5
Income taxes paid	—	1.6	(64.6)		(63.0)
Cash flows from operating activities before net change in working capital	$(84.5)	$286.6	$383.9	$4.5	$590.5
Net change in working capital	(1.6)	0.7	(67.8)	—	(68.7)
Intercompany movement in operations	(125.4)	(82.4)	207.8	—	—
Cash flows (used in) from operating activities	$(211.5)	$204.9	$523.9	$4.5	$521.8
Investing activities
Acquisition of property, plant and equipment	$(6.1)	$(145.5)	$(180.1)	$—	$(331.7)
Net proceeds on disposal of subsidiaries and other assets	166.9	0.2	657.9	—	825.0
Cash flows (used in) from other investing activities	1.0	—	(62.3)	—	(61.3)
Cash flows (used in) from investing activities	$161.8	$(145.3)	$415.5	$—	$432.0
Financing activities
Dividends paid	$(23.7)	$—	$—	$—	$(23.7)
Interest and other finance expenses paid	(80.2)	(1.7)	(2.5)	—	(84.4)
Financing costs paid on early note redemption	(35.0)	—	—	—	(35.0)
Repayment of term loan and notes payable	(952.5)	—	—	—	(952.5)
Proceeds from term loan and notes payable	240.0	—	—	—	240.0
Payment of lease liabilities	(0.7)	(12.1)	(4.0)	—	(16.8)
Cash used in other financing activities	(15.1)	(0.7)	(4.3)	—	(20.1)
Proceeds (repayments) of intercompany financing activities	970.5	(48.8)	(917.2)	(4.5)	—
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Cash flows (used in) from financing activities	$103.3	$(63.3)	$(928.0)	$(4.5)	$(892.5)
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.1	—	(1.1)	—	(1.0)
(Decrease) Increase in cash and cash equivalents	$53.7	$(3.7)	$10.3	$—	$60.3
Cash and cash equivalents, beginning of year	$67.6	$9.5	$21.4	$—	$98.5
Cash and cash equivalents, classified as held for sale, beginning of year	$—	$—	$—	$—	$—
Cash and cash equivalents, end of year	$121.3	$5.8	$31.7	$—	$158.8

For the year ended December 31, 2018 (i)	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Earnings (loss) before taxes	$(293.4)	$(250.4)	$6.5	$360.6	$(176.7)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	7.8	173.5	257.0	—	438.3
Share-based payments	4.7	—	0.6	—	5.3
Other (income) costs, net	(126.6)	(88.1)	(261.1)	473.3	(2.5)
Finance costs	109.0	268.8	232.9	(473.3)	137.4
Mark-to-market on financial assets and metal concentrates	17.6	—	—	—	17.6
Share of earnings (loss) of associate	293.8	45.0	0.5	(344.8)	(5.5)
Impairment of mineral properties, net	—	1.0	301.0	—	302.0
Amortization of deferred revenue on metal purchase agreements	(72.7)	—	(26.8)	—	(99.5)
Gain on sale of subsidiaries	(39.1)	—	(35.1)	—	(74.2)
Other non-cash expenses	2.5	24.3	23.6	—	50.4
Advanced payments received on metal purchase agreements	127.8	—	—	—	127.8
Environmental rehabilitation obligations paid	—	(2.6)	(2.7)	—	(5.3)
Other payments	—	—	(6.7)	—	(6.7)
Cash flows from operating activities before income taxes paid and net change in working capital	$31.4	$171.5	$489.7	$15.8	$708.4
Income taxes paid	(0.1)	7.6	(149.6)	—	(142.1)
Cash flows from operating activities before net change in working capital	$31.3	$179.1	$340.1	$15.8	$566.3
Net change in working capital	(26.4)	(32.3)	(103.4)	—	(162.1)
Intercompany movement in operations	118.1	30.5	(148.6)	—	—
Cash flows from operating activities	$123.0	$177.3	$88.1	$15.8	$404.2
Investing activities
Acquisition of property, plant and equipment	$(14.4)	$(158.9)	$(273.6)	$—	$(446.9)
Net proceeds on disposal of subsidiaries and other assets	4.3	—	185.6	—	189.9
Cash used in other investing activities	(3.9)	(5.9)	(62.8)	—	(72.6)
Cash flows used in investing activities	$(14.0)	$(164.8)	$(150.8)	$—	$(329.6)
Financing activities
Dividends paid	$(19.0)	$—	$—	$—	$(19.0)
Interest and other finance expenses paid	(76.3)	—	—	—	(76.3)
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Financing costs paid on early note redemption	(14.7)	—	—	—	(14.7)
Repayment of revolving credit facility and notes payable	(486.5)	—	—	—	(486.5)
Proceeds from drawdown of revolving credit facility	460.0	—	—	—	460.0
Payment of lease liabilities	—	—	—	—	—
Proceeds from other financing activities	2.2	—	—	—	2.2
Proceeds (repayments) of intercompany financing activities	(5.4)	(20.9)	42.1	(15.8)	—
Cash flows (used in) from financing activities	$(139.7)	$(20.9)	$42.1	$(15.8)	$(134.3)
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.1	1.1	1.8	—	3.0
(Decrease) Increase in cash and cash equivalents	$(30.6)	$(7.3)	$(18.8)	$—	$(56.7)
Cash and cash equivalents, beginning of year	$98.2	$16.8	$33.9	$—	$148.9
Cash and cash equivalents, classified as held for sale, beginning of year	$—	$—	$6.3	$—	$6.3
Cash and cash equivalents, end of year	$67.6	$9.5	$21.4	$—	$98.5

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